
05060428

U.S. Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2006
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortgage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

FOR 7/20/05
Current Report on Form 8-K 2005-SA3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106093
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 20th day of July 2005.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

BEST AVAILABLE COPY



By: ________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ________________

Name:
Title:


SEC MAIL
JUL 21 2005
WASH, D.C.
192
SECTION


Goldman
Sachs

$ 668,587,600 (approximate) of Offered Certificates

RFMSI Series 2005-SA3 Trust
Residential Funding Mortgage Securities I, Inc.
Mortgage Pass-Through Certificates, Series 2005-SA3

Description of the Offered Certificates

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
I-A	Group I	167,562,500	AAA/Aaa	4.25%	[4.966%]	1.90	3.29	08/05-05/06	08/05-06/35	25 CPB
II-A-1	Group II	179,531,000	AAA/Aaa	4.25%	[5.186%]	1.79	1.79	08/05-03/10	08/05-03/10	25 CPB
II-A-2	Group II	59,844,000	AAA/Aaa	4.25%	[4.980%]	4.82	7.89	03/10-06/10	03/10-06/35	25 CPB
II-A-3	Group II	59,844,000	AAA/Aaa	N/A	[0.206%]	N/A	N/A	N/A	N/A	N/A
III-A	Group III	119,687,500	AAA/Aaa	4.25%	[5.253%]	2.89	3.31	08/05-05/12	08/05-05/35	25 CPB
IV-A	Group IV	119,687,500	AAA/Aaa	4.25%	[5.397%]	3.18	3.36	08/05-06/15	08/05-06/35	25 CPB
M-1	All Groups	10,125,000	AA/Aa	2.75%	[5.180%]	4.31	6.04	08/05-06/15	08/05-06/35	25 CPB
M-2	All Groups	7,762,500	A/A	1.60%	[5.180%]	4.31	6.04	08/05-06/15	08/05-06/35	25 CPB
M-3	All Groups	4,387,500	BBB/Baa	0.95%	[5.180%]	4.31	6.04	08/05-06/15	08/05-06/35	25 CPB
R	Group II	100	AAA/Aaa	4.25%	[5.186%]	0.08	0.08	08/05-08/05	08/05-08/05	25 CPB

1. The Certificate Sizes are approximate, based on projected July 1, 2005 balances of the Mortgage Loans with an assumed balance of $675,000,000, and are subject to a +/- 5% variance. The notional principal balance of the Class II-A-3 Certificates will be equal to the principal balance of the Class II-A-2 Certificates. No principal will be distributed on the Class II-A-3 Certificates.
2. The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pools as of the Cut-Off Date and rating agency analysis.
3. The pass-through rate, which is approximate, for the Class I-A, II-A-1, III-A, IV-A and the Class R Certificates will equal the weighted average of the net rates of the respective group of mortgage loans. The pass-through rate for the Class M-1, M-2 and M-3 Certificates will equal the weighted average net pass through rates from the Group I, Group II, Group III and Group IV senior certificates (weighted based on the results of subtracting from the aggregate unpaid principal balance of each loan group the aggregate unpaid principal balance of the related senior certificates). The pass-through rate for the Class II-A-2 Certificates, until the June 2010 distribution date, will equal the lesser of a fixed rate of [4.980]% and the weighted average of the net interest rates of the Group II mortgage loans. After the June 2010 payment the pass-through rate for the Class II-A-2 Certificates will equal the weighted average of the net interest rates of the Group II mortgage loans. The pass-through rate for the Class II-A-3 Certificates, until the June 2010 distribution date, will be the excess of the weighted average of the net interest rates of the Group II mortgage loans over the certificate interest rate on the Class II-A-2 Certificate. The Class II-A-3 Certificates will not receive any distributions after the distribution date in June 2010.
4. Average Life and Payment Windows are calculated based upon a prepayment speed of 25 CPR to the reset date. CPB implies that prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.
5. Average Life and Payment Windows are calculated based upon a prepayment speed of 25 CPR to the maturity date.

This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

Goldman Sachs

$ 668,587,600 (approximate) of Offered Certificates

RFMSI Series 2005-SA3 Trust
Residential Funding Mortgage Securities I, Inc.
Mortgage Pass-Through Certificates, Series 2005-SA3

Preliminary Collateral Description (1)(2)(3)(4)

	Group I	Group II	Group III	Group IV	Total
	3yr Hybrids	5yr Hybrids	7yr Hybrids	10yr Hybrids	
Aggregate Principal Balance ($)	164,216,203	223,784,007	126,891,171	96,304,220	611,195,601
Average Loan Balance ($)	396,658	393,294	394,072	483,941	406,380
Number of Loans	414	569	322	199	1,504
Weighted Average Months to Roll	35	59	83	119	67
Weighted Average Terms to Maturity	359	359	359	359	359
Gross WAC	5.266%	5.486%	5.553%	5.697%	5.474%
Weighted Average Expense Rate before Reset	0.300%	0.300%	0.300%	0.300%	0.300%
Net WAC	4.966%	5.186%	5.253%	5.397%	5.174%
Weighted Average Initial Cap	2.344%	5.024%	5.226%	5.003%	4.343%
Weighted Average Periodic Cap (85% 1 Year / 15% 6 Month)	1.873%	1.888%	1.856%	1.880%	1.876%
Weighted Average Lifetime Cap	5.952%	5.080%	5.259%	5.003%	5.339%
Weighted Average Minimum Coupon	4.000%	4.250%	4.750%	5.000%	4.000%
Weighted Average Maximum Coupon	6.875%	6.875%	7.125%	6.500%	7.125%
Weighted Average Maximum Interest Rate	11.218%	10.566%	10.812%	10.700%	10.813%
Weighted Average Gross Margin	2.286%	2.278%	2.319%	2.255%	2.285%
Weighted Average Net Margin	1.986%	1.978%	2.019%	1.955%	1.985%
Six-Month LIBOR Indexed Percent	14.86%	13.43%	14.39%	11.96%	13.78%
One-Year LIBOR Indexed Percent	83.75%	85.79%	83.62%	86.94%	84.97%
One-Year CMT Indexed Percent	1.40%	0.79%	1.99%	1.10%	1.24%
Weighted Average FICO	731	743	741	747	740
Interest Only Percent	85%	84%	72%	93%	83%
Cash Out Refinance Percent	23%	19%	28%	20%	22%
California Percent	36%	33%	20%	25%	30%
Primary Residence Percent	100%	100%	100%	100%	100%
Single Family and PUD Percent	87%	91%	87%	90%	89%
Single Largest Zip Code Percent	2%	2%	3%	3%	1%
Largest Individual Loan Balance ($)	1,275,000	1,500,000	3,000,000	1,500,000	3,000,000
Weighted Average Original Loan-to-Value Ratio	72.10%	72.35%	70.74%	69.20%	71.46%
30 Year Original Term (%)	100%	100%	100%	100%	100%

(1) The collateral is subject to change.
(2) Using June 1, 2005 cut-off data, based on preliminary collateral information.
(3) Numbers may not add up to 100% due to rounding.
(4) None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Time Table

Cut-Off Date:	July 1, 2005
Settlement Date:	July 28, 2005
Distribution Date:	25th of each month or, if the 25th is not a business day, the next business day
First Distribution Date:	August 25, 2005

Features of the Transaction

- Offering consists of certificates totaling approximately $668,587,600 of which $646,312,600 are expected to be rated AAA/AAA/Aaa by 2 of, S&P, Fitch or Moody's.
- The expected amount of credit support for the Class I-A, II-A-1, II-A-2, III-A, IV-A and Class R Certificates is approximately 4.250% (+/- 0.50%).
- All collateral consists of 3-Year, 5-Year, 7-Year, and 10-Year hybrid adjustable rate mortgage loans with 100% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties.

Structure of the Certificates

Distributions on the senior certificates will generally be based on payments received or advanced on the mortgage loans in the related loan group. Distributions on the subordinate certificates will be based on payments received or advanced on the mortgage loans in all loan groups. The subordinate certificates will be entitled to principal prepayments subject to the conditions as described in the shifting interest section below. Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class M-1, Class M-2, and Class M-3 Certificates (the "Senior Subordinate Certificates") and the Class B-1, Class B-2, and Class B-3 Certificates (the "Junior Subordinate Certificates", which will not be offered publicly, and together with the Senior Subordinate Certificates, the "Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Class I-A, II-A-1, II-A-2, III-A and IV-A Certificates (the "Senior Certificates") for their collateral groups (Group I, Group II, Group III, and Group IV) and, therefore, provide credit protection to the Class I-A Certificates (the "Group I Senior Certificates"), the Class II-A-1 and Class II-A-2 Certificates (which together with the Class II-A-3 Certificates are the "Group II Senior Certificates"), the Class III-A Certificates (the "Group III Senior Certificates") the Class IV-A Certificates (the "Group IV Senior Certificates") and the Class R Certificates.

If on any distribution date there is a shortfall in the funds needed to make all payments to certificate-holders, the Senior Certificates will receive distributions of interest and principal before the Subordinate Certificates are entitled to receive distributions of interest or principal, and the Subordinate Certificates will receive distributions in order of their numerical class designations.

Shifting Interest on the Certificates

Unless the aggregate class principal balance of the Subordinate Certificates has reached a certain level relative to the Senior Certificates, and the delinquencies or losses on the mortgage loans do not exceed [illegible] the Senior Certificates [illegible] receive their pro rata share of all scheduled principal payments and 100 [illegible] on the mortgage [illegible] collateral groups until the 7th anniversary of the closing date (i.e., the [illegible] in July 2012). Thereafter [illegible] will generally receive their share of scheduled principal payments and a dis[illegible] larger but decreasing [illegible] on the mortgage loans in the related collateral groups [illegible]. This will result in a faster rate of return of principal to the Senior Certificates than would occur if the Senior Certificates and the [illegible] Certificates received all such payments pro rata, and increases the likelihood that holders of the Senior Certificates will be paid the full amount of principal to which they are entitled. The prepayment percentages on the Subordinate Certificates are as follows:

Distribution Date	Percentage of Pro Rata Share
August 2005 – July 2012	0%
August 2012 – July 2013	30%
August 2013 – July 2014	40%
August 2014 – July 2015	60%
August 2015 – July 2016	80%
August 2016 and after	100%

If before the Distribution Date in August 2008 the credit support to the Senior Certificates is greater than or equal to two times the original credit support percentage for the Senior Certificates, then the Subordinate Certificates may be entitled to 50% of their pro rata share of principal prepayments subject to certain loss and delinquency criteria. If on or after the Distribution Date in August 2008, the credit support for the Senior Certificates is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 100% of their pro rata share of principal prepayments.

This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

Priority of Distributions for the Certificates

1. Payment of accrued and unpaid interest, to the holders of the related Senior Certificates;
2. Payment of principal to the holders of the related Senior Certificates in an amount equal to the related group's senior principal distribution amount. The Class II-A-1 and Class II-A-2 Certificates will be paid principal sequentially.
3. Payment of interest and principal first, sequentially to the Senior Subordinate Certificates in order of their numerical class designations, beginning with the Class M-1 and then, to the Junior Subordinate Certificates.

Allocation of Realized Losses

Losses on the mortgage loans (other than Excess Special Hazard Losses, Excess Fraud Losses, Excess Bankruptcy Losses and Extraordinary Losses as defined in the [illegible] Date to reduce the Certificate Principal Balances first of the Junior Subordinate Certificates and, then, of the Senior [illegible] Certificates in reverse numerical order, in each case until the Certificate Principal Balance of each such class has been reduced to zero. If the Certificate Principal Balances of all of the Subordinate Certificates have been reduced to zero, further realized losses on the mortgage loans would be allocated to the Senior Certificates related to the Loan Group in which such realized losses occurred based on their outstanding Certificate Principal Balances, in each case until the Certificate Principal Balance of such class of certificates has been reduced to zero.

Key Terms

Issuer:	RFMSI Series 2005-SA3 Trust
Depositor:	Residential Funding Mortgage Securities I, Inc.
Master Servicer:	Residential Funding Corporation
Trustee:	U.S. Bank National Association
Rating Agencies:	2 out of the 3 following Rating Agencies: S&P, Moody's and Fitch
Type of Issuance:	Public for all the Senior Offered Certificates
Servicer Advancing:	To the extent requested by the rating agencies, the Master Servicer is obligated to advance delinquent mortgagor payments to the extent they are deemed recoverable.
Compensating Interest:	On each distribution date, the M[illegible] result of certain prepayments as more fully described in the prospectus supplement up to the lesser of (a) one-twelfth of 0.125% of the Stated Principal Balance of the mortgage loans immediately preceding the distribution date and (b) the sum of the master servicing fee payable to the master servicer for its master servicing activities and reinvestment income received by the amounts payable with respect to that distribution date.
Interest Accrual:	The interest accrual period for the Certificates is calculated on a 30/360 basis and is the calendar month preceding the month of each Distribution Date.
Mortgage Loan Index:	The One-Year LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year U.S. Treasury loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable interest rate reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Group I Mortgage Loans: The Group I Mortgage Loans consist of 1.4% One-Year CMT, 83.7% One-Year LIBOR, and 14.9% Six-Month LIBOR Indexed 3-Year Hybrid ARMS secured by one-to four-family residential properties. 85% of the Group 1 Mortgage Loans require only the payment of interest for a certain period of time after the origination date. The mortgage interest rates adjust annually or semi-annually following the initial 3 year fixed rate period. The mortgage interest rates will be indexed to One-Year CMT, One-Month LIBOR or Six-Month LIBOR and will adjust to that index plus a Gross Margin. 83.6% of the Group 1 Mortgage Loans have Periodic Interest Rate Caps of 2.000% for the first adjustment date and 2.000% for every adjustment date thereafter and are subject to a lifetime maximum mortgage interest rate of 6.000% over the life of the mortgage loan.

Group II Mortgage Loans: The Group II Mortgage Loans consist of 0.8% One-Year CMT, 85.8% One-Year LIBOR and 13.4% Six-Month Libor Indexed 5-Year [illegible] properties. Approximately 84% of [illegible] interest for a certain period of time after the origination date. [illegible] annually or semi-annually following the initial 5 year fixed rate period. The mortgage interest rates will be indexed to One-Year CMT, One-Year LIBOR, or Six-Month LIBOR and will adjust to that index plus a Gross Margin. 83.7% of the Group 2 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter and are subject to a lifetime maximum mortgage interest rate of 5.000% over the life of the mortgage loan.

Group III Mortgage Loans: The Group III Mortgage Loans consist of 2.0% One-Year CMT, 83.6% One-Year LIBOR and 14.4% Six-Month LIBOR Indexed 7-Year Hybrid ARMS secured by one-to four-family residential properties. Approximately 72% of the Group 3 Mortgage Loans require only the payment of interest for a certain period of time after the origination date. The mortgage interest rates adjust annually or semi-annually following the initial 7 year fixed rate period. The mortgage interest rates will be indexed to One-Year CMT, One-Year LIBOR, or Six-Month LIBOR and will adjust to that index plus a Gross Margin. 52.5% of the Group 3 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter and are subject to a lifetime maximum mortgage interest rate of 5.000% over the life of the mortgage loan.

Group IV Mortgage Loans: The Group IV Mortgage Loans consist of [illegible] One-Year CMT, [illegible] and 12.0% Six-Month LIBOR Indexed 10-Year Hybrid [illegible] properties. Approximately 93% of the Group 4 Mortgage Loans [illegible] interest for a certain period of time after the origination date. [illegible] annually or semi-annually follo[illegible] rates will be indexed to One-Year CMT, One-Year LIBOR, or Six-Month LIBOR and will adjust to that index plus a Gross Margin. 88.0% of the Group 4 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter and are subject to a lifetime maximum mortgage interest rate of 5.000% over the life of the mortgage loan.

Expense Fee Rate: The "Expense Fee Rate" is comprised of servicing fees. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.300% for all of the mortgage loans.

Expected Subordination: 4.250% (+/- 0.50%) for the Senior Certificates

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate[1]	Approximate Certificate Balance ($)	Initial Coupon[2]
B-1	3,037,500	[5.180%]
B-2	2,025,000	[5.180%]
B-3	1,350,000	[5.180%]

1. The Certificate Sizes are approximate, based on the projected July 1, 2005 balances of the Mortgage Loans, and are subject to a +/- 5% variance.
2. For the Class B-1, B-2, and B-3 subordinate certificates the Pass-Through Rate will be [illegible] rates from the Group I, Group II, Group III and Group IV senior certificates [illegible] subtracting from the aggregate unpaid balance of each loan group the aggregate unpaid principal balance of the related senior certificates).

Clean Up Call: 10% of the Cut-off Date principal balance of the Mortgage Loans

Tax Treatment: It is anticipated that the Offered Certificates, other than the Class R Certificates, will be treated as REMIC regular interests for tax purposes. The Class R Certificates will be treated as REMIC residual interests.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Eligibility: The Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Minimum Denomination: $25,000 for the Class A and M-1 Certificates and $250,000 for the Class M-2 and M-3 Certificates.

Delivery: Senior Certificates and the Senior Subordinate Certificates – DTC; Class R Certificates – Physical

(1) The collateral information is based on preliminary data and is subject to change.

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Stats
Count: 1,504 Current Balance: $611,195,601 Average Current Balance: $406,380 Gross Weighted Average Coupon: 5.474% Net Weighted Average Coupon: 5.174% Weighted Average Expense Rate: 0.300% Weighted Average Expense Rate - after Reset: 0.300% Weighted Average Original Term: 360 Weighted Average Remaining Term: 359 Weighted Average Age: 1 Weighted Average Original Loan-to-Value Ratio: 71.46% Weighted Average Current Loan-to-Value Ratio: 71.43% Weighted Average Margin: 2.285% Weighted Average Lifetime Cap: 5.339% Weighted Average Maximum Interest Rate: 10.813% Weighted Average Months to Next Roll: 67 Weighted Average FICO Score: 740 Max Zip Code Percentage: 0.954%

Product Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
10/1s	178	$84,785,670	13.9%	5.706	5.406	745	69	91.6	14.3	77.4	100.0	98.8	1.2	0.0
10/6s	21	11,518,550	1.9	5.628	5.328	759	69	100.0	15.4	93.9	100.0	0.0	0.0	100.0
3/1s	333	139,821,322	22.9	5.238	4.938	732	72	84.7	20.7	66.4	100.0	98.4	1.6	0.0
3/6s	81	24,394,881	4.0	5.429	5.129	728	73	87.7	57.0	53.6	100.0	0.0	0.0	100.0
5/1s	473	193,720,969	31.7	5.483	5.183	743	72	84.1	24.7	75.3	100.0	99.1	0.9	0.0
5/6s	96	30,063,038	4.9	5.506	5.206	738	71	83.7	56.1	50.3	100.0	0.0	0.0	100.0
7/1s	280	108,635,284	17.8	5.545	5.245	741	70	68.3	33.5	72.4	100.0	97.7	2.3	0.0
7/6s	42	18,255,887	3.0	5.604	5.304	744	73	92.4	26.7	83.3	100.0	0.0	0.0	100.0
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Group	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
10 YEAR HYBRIDS	199	$96,304,220	15.8%	5.697	5.397	747	69	92.6	14.4	79.3	100.0	86.9	1.1	12.0
3 YEAR HYBRIDS	414	164,216,203	26.9	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9
5 YEAR HYBRIDS	569	223,784,007	36.6	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4
7 YEAR HYBRIDS	322	126,891,171	20.8	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.3
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Principal Balance	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
$50,000.01 to $200,000.00	261	$41,181,241	6.7%	5.551	5.251	729	73	82.9	100.0	71.9	100.0	76.8	0.6	22.6
$200,000.01 to $350,000.00	388	105,772,517	17.3	5.537	5.237	741	73	85.4	100.0	70.2	100.0	77.9	0.2	21.8
$350,000.01 to $500,000.00	479	202,175,636	33.1	5.472	5.172	739	73	79.7	7.8	73.9	100.0	87.4	1.7	10.9
$500,000.01 to $650,000.00	236	[illegible]	[illegible]	5.472	5.172	[illegible]	73	83.0	0.0	[illegible]	100.0	[illegible]	2.1	11.1
$650,000.01 to $800,000.00	54	[illegible]	[illegible]	5.430	5.130	[illegible]	[illegible]	87.3	0.0	65.5	100.0	[illegible]	[illegible]	[illegible]
$800,000.01 to $950,000.00	42	36,634,2[illegible]	6.0	5.401	5.101	748	67	76.2	0.0	67.9	100.0	92.8	0.0	7.2
$950,000.01 to $1,100,000.00	35	34,826,571	5.7	5.340	5.040	748	62	97.1	0.0	77.1	100.0	80.0	0.0	20.0
$1,100,000.01 to $1,250,000.00	1	1,200,000	0.2	6.000	5.700	689	64	100.0	0.0	100.0	100.0	100.0	0.0	0.0
$1,250,000.01 to $1,400,000.00	2	2,549,000	0.4	4.937	4.637	770	61	100.0	0.0	100.0	100.0	100.0	0.0	0.0
$1,400,000.01 to $1,550,000.00	4	5,908,200	1.0	5.529	5.229	744	57	74.6	0.0	74.8	100.0	76.0	0.0	24.0
$1,550,000.01 to $1,700,000.00	1	1,600,000	0.3	5.250	4.950	707	57	100.0	0.0	0.0	100.0	100.0	0.0	0.0
$2,900,000.01 to $3,050,000.00	1	3,000,000	0.5	5.750	5.450	669	70	100.0	0.0	100.0	100.0	100.0	0.0	0.0
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Current Rate	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
4.000% to 4.249%	2	$491,318	0.1%	4.096	3.796	674	80	76.6	23.4	76.6	100.0	100.0	0.0	0.0
4.250% to 4.499%	2	1,252,980	0.2	4.250	3.950	730	70	100.0	0.0	100.0	100.0	100.0	0.0	0.0
4.500% to 4.749%	14	6,137,470	1.0	4.622	4.322	751	63	92.8	27.7	98.1	100.0	91.7	0.0	8.3
4.750% to 4.999%	106	48,273,621	7.9	4.848	4.548	743	68	78.4	16.0	76.3	100.0	88.3	2.4	9.3
5.000% to 5.249%	158	66,972,034	11.0	5.068	4.768	745	71	78.6	24.8	75.4	100.0	91.7	1.0	7.3
5.250% to 5.499%	338	143,401,464	23.5	5.322	5.022	746	71	77.8	22.9	74.7	100.0	87.6	0.6	11.7
5.500% to 5.749%	408	160,914,705	26.3	5.554	5.254	742	71	83.6	27.8	72.3	100.0	80.3	1.3	18.4
5.750% to 5.999%	359	141,763,541	23.2	5.806	5.506	733	73	88.4	31.9	66.5	100.0	80.8	1.5	17.7
6.000% to 6.249%	84	30,400,120	5.0	6.032	5.732	727	74	96.2	31.3	58.5	100.0	88.7	2.1	9.1
6.250% to 6.499%	27	10,091,147	1.7	6.277	5.977	725	74	82.0	35.7	58.7	100.0	100.0	0.0	0.0
6.500% to 6.749%	3	816,000	0.1	6.500	6.200	704	65	100.0	47.9	47.9	100.0	100.0	0.0	0.0
6.750% to 6.999%	2	601,200	0.1	6.875	6.575	708	79	68.2	31.8	68.2	100.0	100.0	0.0	0.0
7.000% to 7.249%	1	80,000	0.0	7.125	6.825	726	80	100.0	100.0	0.0	100.0	100.0	0.0	0.0
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Age	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0 to 4	1,480	$602,676,380	98.6%	5.477	5.177	740	71	83.1	26.6	71.5	100.0	85.3	1.2	13.6
5 to 9	23	8,404,369	1.4	5.269	4.969	726	74	87.9	25.5	73.4	100.0	63.8	7.0	29.3
20 to 24	1	114,851	0.0	4.000	3.700	671	82	0.0	100.0	0.0	100.0	100.0	0.0	0.0
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Original Loan-To-Value Ratio	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0.001% to 20.000%	4	$1,089,000	0.2%	5.247	4.947	755	17	65.6	29.8	34.4	100.0	100.0	0.0	0.0
20.001% to 30.000%	14	4,090,845	0.7	5.327	5.027	768	26	76.5	43.5	65.7	100.0	69.3	0.0	30.7
30.001% to 40.000%	21	9,565,161	1.6	5.274	4.974	757	35	73.9	16.6	71.8	100.0	89.5	0.0	10.5
40.001% to 50.000%	58	25,476,135	4.2	5.413	5.113	758	46	72.5	27.1	55.1	100.0	91.7	0.0	8.3
50.001% to 60.000%	134	62,906,990	10.3	5.408	5.108	747	56	78.5	19.2	67.7	100.0	85.9	0.0	14.1
60.001% to 70.000%	265	125,953,474	20.6	5.464	5.164	733	67	80.8	19.7	61.7	100.0	86.7	0.7	12.6
70.001% to 75.000%	179	73,743,222	12.1	5.485	5.185	736	74	84.1	25.3	65.0	100.0	86.5	0.6	12.9
75.001% to 80.000%	789	298,[illegible]	48.8	5.501	5.201	741	80	86.4	30.1	79.3	100.0	83.0	2.0	15.0
80.001% to 85.000%	6	1,177,[illegible]	0.2	5.385	5.085	707	83	90.2	100.0	90.2	100.0	78.4	0.0	21.6
85.001% to 90.000%	19	5,676,[illegible]	0.9	5.563	5.263	727	90	82.8	46.6	60.3	100.0	91.3	0.0	8.7
90.001% to 95.000%	15	3,[illegible]	0.6	[illegible]	[illegible]	[illegible]	95	68.1	[illegible]	100.0	[illegible]	83.7	10.6	5.7
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Current Loan-To-Value Ratio	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0.001% to 20.000%	4	$1,089,000	0.2%	5.247	4.947	755	17	65.6	29.8	34.4	100.0	100.0	0.0	0.0
20.001% to 30.000%	15	4,2[illegible]	0.7	5.328	5.028	768	27	77.1	45.1	66.6	100.0	67.4	0.0	32.6
30.001% to 40.000%	21	9,565,161	1.6	5.274	4.974	757	35	73.9	16.6	71.8	100.0	89.5	0.0	10.5
40.001% to 50.000%	58	25,476,135	4.2	5.413	5.113	758	46	72.5	27.1	55.1	100.0	91.7	0.0	8.3
50.001% to 60.000%	134	62,906,990	10.3	5.408	5.108	747	56	78.5	19.2	67.7	100.0	85.9	0.0	14.1
60.001% to 70.000%	265	125,953,474	20.6	5.464	5.164	733	67	80.8	19.7	61.7	100.0	86.7	0.7	12.6
70.001% to 75.000%	180	74,231,222	12.1	5.485	5.185	736	74	84.2	25.1	65.3	100.0	86.6	0.6	12.8
75.001% to 80.000%	788	297,[illegible]	48.7	5.501	5.201	741	80	86.4	30.1	79.3	100.0	83.0	2.0	15.0
80.001% to 85.000%	5	1,0[illegible]	0.2	5.534	5.234	711	83	100.0	100.0	100.0	100.0	76.0	0.0	24.0
85.001% to 90.000%	19	5,6[illegible]	0.9	5.563	5.263	727	90	82.8	46.6	[illegible]	100.0	91.3	0.0	8.7
90.001% to 95.000%	15	3,[illegible]	0.6	5.606	5.306	[illegible]	95	68.1	89.2	[illegible]	[illegible]	83.7	10.6	5.7
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

FICO Score	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
620 to 639	18	$5,915,790	1.0%	5.695	5.395	630	71	84.3	42.4	97.3	100.0	78.3	0.0	21.7
640 to 679	133	52,0[illegible]	8.5	5.550	5.250	663	72	85.1	28.7	84.5	100.0	86.6	1.1	12.3
680 to 699	164	64,[illegible]	10.6	5.523	5.223	[illegible]	73	79.0	26.7	[illegible]	100.0	85.7	0.0	14.3
700 to 719	161	64,[illegible]	10.5	5.518	5.218	711	73	86.1	27.6	69.2	100.0	84.2	4.5	14.3
720 to 759	457	182,[illegible]	29.9	5.463	5.163	740	72	83.8	27.6	[illegible]	100.0	85.7	0.6	13.7
760 to 799	514	220,[illegible]	36.0	5.435	5.135	779	70	82.6	24.5	74.6	100.0	84.8	1.4	13.8
800 to 819	57	21,[illegible]	3.5	5.452	5.152	[illegible]	66	79.5	27.8	82.1	100.0	87.5	0.6	11.9
Total:	1,504	[illegible]	100.0%	5.474	5.174	[illegible]	71	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1.2	[illegible]

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

States	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
AL	5	$1,319,433	0.2%	5.014	4.714	726	73	100.0	67.6	100.0	100.0	100.0	0.0	0.0
AZ	106	38,562,693	6.3	5.540	5.240	738	71	82.5	37.9	70.2	100.0	87.5	0.0	12.5
CA	389	182,214,300	29.8	5.472	5.172	737	70	82.6	14.9	60.8	100.0	92.6	1.5	6.0
CO	46	15,288,635	2.5	5.367	5.067	747	69	77.2	40.1	58.7	100.0	87.8	0.9	11.3
CT	7	2,140,161	0.4	5.185	4.885	743	67	72.9	45.2	70.5	100.0	68.0	0.0	32.0
DC	54	24,479,829	4.0	5.486	5.186	749	72	86.2	23.6	90.1	100.0	53.2	0.0	46.8
DE	10	4,508,800	0.7	5.603	5.303	753	63	100.0	20.8	60.2	100.0	72.6	0.0	27.4
FL	65	23,169,772	3.8	5.496	5.196	748	71	86.1	38.5	62.3	100.0	80.7	0.0	19.3
GA	43	14,669,901	2.4	5.466	5.166	744	72	95.8	46.8	77.9	100.0	92.8	0.0	7.2
HI	2	840,000	0.1	5.708	5.408	761	80	100.0	23.8	76.2	100.0	100.0	0.0	0.0
ID	3	1,063,030	0.2	5.731	5.431	761	75	100.0	49.8	49.8	100.0	100.0	0.0	0.0
IL	41	19,875,000	3.3	5.446	5.146	743	67	73.5	20.3	69.2	100.0	100.0	0.0	0.0
IN	5	1,603,456	0.3	5.608	5.308	748	69	52.4	39.3	65.7	100.0	90.5	0.0	9.5
KS	4	1,172,200	0.2	5.224	4.924	726	76	100.0	51.3	77.6	100.0	100.0	0.0	0.0
KY	3	845,[illegible]	0.1	5.635	5.335	712	80	43.4	43.4	77.7	100.0	43.4	56.6	0.0
LA	5	992,800	0.2	5.619	5.319	707	78	59.1	100.0	83.9	100.0	55.6	24.8	19.6
MA	21	7,220,207	1.2	5.505	5.205	756	74	77.5	43.9	61.8	100.0	69.7	0.0	30.3
MD	117	50,541,727	8.3	5.502	5.202	736	70	92.8	23.1	82.[illegible]	100.0	79.8	0.0	20.2
MI	27	7,53[illegible]	1.2	5.485	5.185	743	76	77.7	46.2	86.0	100.0	86.8	5.3	7.9
MN	12	5,097,277	0.9	5.350	5.050	723	69	80.2	12.0	81.[illegible]	100.0	93.2	0.0	6.8
MO	14	5,389,000	0.9	5.408	5.108	724	71	72.4	24.5	68.6	100.0	100.0	0.0	0.0
MS	2	222,000	0.0	6.000	5.700	673	84	69.4	100.0	100.0	100.0	100.0	0.0	0.0
MT	2	334,000	0.1	5.790	5.490	680	68	100.0	100.0	100.0	100.0	65.9	0.0	34.1
NC	20	10,595,214	1.7	5.277	4.977	754	69	80.6	13.7	64.2	100.0	98.0	0.0	2.0
NE	2	926,000	0.2	5.798	5.498	744	64	100.0	19.0	19.0	100.0	100.0	0.0	0.0
NH	1	523,900	0.1	5.750	5.450	722	75	0.0	0.0	0.0	100.0	100.0	0.0	0.0
NJ	34	12,232,950	2.0	5.485	5.185	737	69	63.5	38.4	83.5	100.0	93.8	0.0	6.2
NM	4	1,193,000	0.2	5.429	5.129	713	80	84.5	34.3	50.6	100.0	84.5	0.0	15.5
NV	41	13,239,052	2.2	5.586	5.286	729	74	84.5	57.9	65.0	100.0	88.8	0.0	11.2
NY	10	2,847,776	0.5	5.442	5.142	692	67	50.5	53.2	53.2	100.0	67.3	0.0	32.7
OH	17	4,754,840	0.8	5.564	5.264	725	73	74.5	44.5	87.7	100.0	77.6	9.4	13.0
OR	21	6,642,039	1.1	5.388	5.088	754	75	51.0	35.5	73.9	100.0	90.0	5.5	4.4
PA	11	3,670,261	0.6	5.638	5.338	738	76	79.4	38.3	83.[illegible]	100.0	100.0	0.0	0.0
RI	3	1,836,258	0.3	5.380	5.080	752	80	30.1	0.0	100.0	100.0	100.0	0.0	0.0
SC	17	6,480,[illegible]	1.1	5.283	4.983	736	70	78.7	33.[illegible]	51.[illegible]	100.0	[illegible]	6.8	9.0
TN	3	560,000	0.1	5.540	5.240	732	77	100.0	100.0	67.7	100.0	67.7	0.0	32.3
TX	57	24,139,[illegible]	3.9	5.496	5.196	745	73	77.[illegible]	21.8	83.3	100.0	95.7	4.3	0.0
UT	9	2,013,756	0.3	5.564	5.264	746	80	100.0	76.3	76.3	100.0	100.0	0.0	0.0
VA	226	96,[illegible],071	15.8	5.459	5.159	746	74	91.1	25.7	82.8	100.0	70.6	0.8	28.6
WA	37	11,389,823	1.9	5.494	5.194	746	72	68.7	43.3	70.1	100.0	91.1	0.0	8.9
WI	5	1,620,000	0.3	5.528	5.228	725	76	65.4	39.8	82.4	100.0	57.1	34.6	8.3
WV	3	512,[illegible]	0.[illegible]	5.368	5.068	[illegible]	71	[illegible]	[illegible]	[illegible]	100.0	82.[illegible]	0.0	[illegible]
Total:	1,504	$6[illegible]	100.0%	5.47[illegible]	5.17[illegible]	[illegible]	[illegible]	83.[illegible]	[illegible]	71.5	100.0	85.0	1.2	13.8

Index	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
1YR CMT	17	$7,[illegible]	1.2%	5.4[illegible]	5.1[illegible]	73[illegible]	7[illegible]	57.[illegible]	6.7	100.0	100.0	0.0	100.0	0.0
1YR [illegible]	1,247	519,[illegible]	85.0	5.46[illegible]	5.16[illegible]	[illegible]	71	82	21.[illegible]	72	100.0	100	0.0	0.0
6M [illegible]	240	[illegible]	13.[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	[illegible]	[illegible]	[illegible]
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Margin	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
1.875%	2	$520,000	0.1%	4.970	4.670	688	72	100.0	23.8	100.0	100.0	100.0	0.0	0.0
2.250%	1,358	562,382,594	92.0	5.474	5.174	740	71	85.4	25.4	72.0	100.0	87.6	0.0	12.4
2.375%	3	947,050	0.2	5.703	5.403	724	74	100.0	100.0	100.0	100.0	100.0	0.0	0.0
2.500%	31	16,094,048	2.6	5.289	4.989	755	70	3.4	2.0	77.9	100.0	100.0	0.0	0.0
2.750%	100	27,728,954	4.5	5.607	5.307	739	76	81.0	61.9	60.2	100.0	26.4	27.4	46.2
3.000%	1	318,020	0.1	4.875	4.575	714	75	100.0	100.0	0.0	100.0	100.0	0.0	0.0
3.250%	8	2,741,936	0.4	5.462	5.162	734	78	89.6	37.1	58.5	100.0	48.1	0.0	51.9
3.500%	1	463,000	0.1	5.000	4.700	699	78	100.0	0.0	0.0	100.0	0.0	0.0	100.0
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Caps	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
1/2/5	1	$200,000	0.0%	4.875	4.575	774	79	100.0	100.0	0.0	100.0	100.0	0.0	0.0
2/1/5	3	1,080,410	0.2	5.781	5.481	738	76	87.1	12.9	12.9	100.0	0.0	0.0	100.0
2/1/6	4	1,384,922	0.2	5.420	5.120	732	70	49.6	37.5	16.6	100.0	0.0	0.0	100.0
2/2/5	10	2,712,785	0.4	5.396	5.096	748	71	23.0	55.8	93.2	100.0	100.0	0.0	0.0
2/2/6	331	139,016,067	22.7	5.235	4.935	732	72	84.0	20.5	66.8	100.0	98.1	1.6	0.3
2/2/6.1625	1	411,000	0.1	5.375	5.075	742	80	100.0	0.0	0.0	100.0	100.0	0.0	0.0
3/1/5	18	3,361,061	0.5	5.264	4.964	717	75	100.0	74.1	91.0	100.0	0.0	0.0	100.0
3/1/6	27	8,562,499	1.4	5.211	4.911	728	73	83.5	73.5	82.9	100.0	0.0	0.0	100.0
3/2/5	1	227,000	0.0	5.250	4.950	739	71	100.0	100.0	0.0	100.0	100.0	0.0	0.0
5/1/5	104	49,299,293	8.1	5.532	5.232	744	69	91.1	21.6	77.5	100.0	3.3	0.0	96.7
5/2/5	824	346,773,908	56.7	5.563	5.263	743	71	86.4	24.9	74.9	100.0	98.3	1.2	0.5
5/2/6	3	1,058,950	0.2	5.677	5.377	711	62	43.5	43.5	100.0	100.0	100.0	0.0	0.0
6/1/6	50	12,035,920	2.0	5.697	5.397	743	77	92.3	83.0	26.0	100.0	0.0	0.0	100.0
6/2/5	1	359,600	0.1	5.375	5.075	746	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
6/2/6	126	[illegible]	7.3	5.474	5.171	[illegible]	71	47.6	33.5	[illegible]	100.0	[illegible]	[illegible]	[illegible]
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Max Rate	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
9.000% to 9.499%	1	$577,950	0.1%	4.250	3.950	740	80	100.0	0.0	100.0	100.0	100.0	0.0	0.0
9.500% to 9.999%	35	15,715,196	2.6	4.825	4.525	755	68	90.6	20.1	91.0	100.0	82.7	0.0	17.3
10.000% to 10.499%	279	119,628,388	19.6	5.253	4.953	751	70	80.4	23.5	79.1	100.0	90.2	0.0	9.8
10.500% to 10.999%	650	274,567,968	44.9	5.554	5.254	740	71	87.1	24.9	74.2	100.0	83.5	1.8	14.7
11.000% to 11.499%	299	123,860,026	20.3	5.443	5.143	735	73	79.4	24.0	67.8	100.0	89.1	1.8	9.1
11.500% to 11.999%	207	68,224,333	11.2	5.675	5.375	729	73	75.1	41.8	52.4	100.0	74.8	0.8	24.4
12.000% to 12.499%	32	8,271,650	1.4	6.072	5.772	727	78	97.6	60.1	47.2	100.0	81.8	0.0	18.2
12.500% to 12.999%	1	410,000	0.1	6.875	6.575	697	79	100.0	0.0	100.0	100.0	100.0	0.0	0.0
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Months to Roll	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
7 to 36	414	$163,2[illegible]	26.7%	5.266	[illegible]	731	72	85.1	26.2	[illegible]	[illegible]	[illegible]	1.3	[illegible]
37 to 60	569	223,78[illegible]	36.6	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4
61 to 84	322	126,89[illegible],171	20.8	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	[illegible]
85 to 120	199	[illegible]	15.8	5.697	5.397	[illegible]	69	92.6	[illegible]	[illegible]	100.0	[illegible]	[illegible]	[illegible]
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Property Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Condominium	163	$55,15[illegible]	9.0%	5.478	5.178	732	76	84.2	45.4	[illegible]	[illegible]	[illegible]	0.0	17.2
Condotel	9	4,22[illegible]	0.7	5.563	5.263	725	69	[illegible]	20.9	59.3	[illegible]	[illegible]	0.0	0.0
Cooperative	5	[illegible]	0.2	5.497	5.197	730	78	[illegible]	48.9	73.7	[illegible]	[illegible]	0.0	0.0
[illegible]	7	[illegible]	0.5	5.442	5.142	[illegible]	71	[illegible]	39.8	[illegible]	[illegible]	[illegible]	0.0	[illegible]
Planned Unit Development	500	[illegible]	34.2	5.466	5.166	743	72	[illegible]	24.8	72.7	[illegible]	[illegible]	[illegible]	[illegible]
Single Family	812	[illegible]	[illegible]	5.477	5.177	[illegible]	71	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	8	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Occupancy Code	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Primary Residence	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Purpose	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Cash Out Refinance	352	$134,648,216	22.0%	5.530	5.230	730	66	77.4	30.1	68.1	100.0	87.3	0.3	12.4
Construction Permanent	1	650,000	0.1	5.250	4.950	734	79	100.0	0.0	100.0	100.0	100.0	0.0	0.0
Purchase	801	334,001,668	54.6	5.467	5.167	747	76	85.4	26.3	76.2	100.0	84.3	1.6	14.1
Rate Term Refinance	350	141,895,717	23.2	5.439	5.139	734	67	83.1	24.3	63.6	100.0	84.3	1.3	14.4
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Documentation Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
FULL/ALT	1,078	$437,229,490	71.5%	5.447	5.147	741	72	84.4	26.5	100.0	100.0	85.9	1.7	12.4
REDUCED	426	173,966,112	28.5	5.542	5.242	739	69	80.0	26.9	0.0	100.0	82.8	0.0	17.2
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Prepayment Penalty Terms	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0	1,430	$586,190,264	95.9%	5.469	5.169	741	71	82.8	25.6	73.0	100.0	86.6	1.3	12.1
12	8	2,649,700	0.4	5.623	5.323	715	71	100.0	65.7	37.5	100.0	38.7	0.0	61.3
24	6	1,452,700	0.2	5.513	5.213	725	77	59.4	71.9	21.3	100.0	21.3	0.0	78.7
36	42	15,843,509	2.6	5.598	5.298	724	73	93.7	43.8	37.3	100.0	55.4	0.0	44.6
60	18	5,059,428	0.8	5.545	5.245	734	66	92.3	64.2	46.1	100.0	31.5	0.0	68.5
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Interest Only Terms	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0	255	$103,017,549	16.9%	5.397	5.097	742	69	0.0	24.0	66.2	100.0	87.8	3.2	9.0
36	272	116,066,571	19.0	5.238	4.938	732	73	100.0	20.2	67.4	100.0	95.4	1.4	3.2
60	357	147,658,832	24.2	5.465	5.165	745	73	100.0	22.1	77.3	100.0	94.7	0.6	4.7
84	211	77,527,786	12.7	5.610	5.310	[illegible]	72	100.0	[illegible]	[illegible]	100.0	91.2	1.6	7.2
120	406	[illegible]	27.3	[illegible]	[illegible]	[illegible]	71	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	1,504	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	71	83.1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Mortgage Insurance	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
CurrLTV <= 80	1,465	$600,987,746	98.3%	5.472	5.172	740	71	83.2	25.9	71.3	100.0	84.9	1.2	13.9
CurrLTV > 80 and Insured	39	10,207,855	1.7	5.575	5.275	731	91	79.6	66.7	82.9	100.0	87.1	3.6	9.3
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

Servicer	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
GMAC	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8
Total:	1,504	$611,195,601	100.0%	5.474	5.174	740	71	83.1	26.6	71.5	100.0	85.0	1.2	13.8

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Stats
Count: 414
Current Balance: $164,216,203
Average Current Balance: $396,657
Gross Weighted Average Coupon: 5.266%
Net Weighted Average Coupon: 4.966%
Weighted Average Expense Rate: 0.300%
Weighted Average Expense Rate - after Reset: 0.300%
Weighted Average Original Term: 360
Weighted Average Remaining Term: 359
Weighted Average Age: 1
Weighted Average Original Loan-to-Value Ratio: 72.10%
Weighted Average Current Loan-to-Value Ratio: 72.10%
Weighted Average Margin: 2.286%
Weighted Average Lifetime Cap: 5.952%
[illegible] 11.218%
[illegible]
Weighted Average FICO Score: 731
Max Zip Code Percentage: 1.655%

Product Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
3/1s	333	$139,821,322	85.1%	5.238	4.938	732	72	84.7	20.7	66.4	100.0	98.4	1.6	0.0
3/6s	81	24,394,881	14.9	5.429	5.129	728	73	87.7	57.0	53.6	100.0	0.0	0.0	100.0
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Group	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
3 YEAR HYBRIDS	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Principal Balance	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
$50,000.01 to $200,000.00	83	$12,[illegible]	7.9%	5.386	5.086	728	71	79.8	100.0	65.0	100.0	63.8	2.1	34.2
$200,000.01 to $350,000.00	103	27,[illegible]	16.9	5.366	5.066	731	75	87.6	100.0	74.4	100.0	71.3	0.0	29.3
$350,000.01 to $500,000.00	130	55,235,723	33.6	5.260	4.960	729	74	84.6	3.9	66.6	100.0	88.2	1.6	10.2
$500,000.01 to $650,000.00	56	32,310,589	19.7	5.247	4.947	742	74	87.6	0.0	64.5	100.0	85.7	3.5	10.8
$650,000.01 to $800,000.00	15	10,[illegible]	6.7	5.001	4.701	734	63	80.0	0.0	46.2	100.0	100.0	0.0	0.0
$800,000.01 to $950,000.00	18	15,[illegible]	9.6	5.296	4.996	723	68	83.3	0.0	50.3	100.0	88.5	0.0	11.5
$950,000.01 to $1,100,000.00	8	7,[illegible]	4.9	5.250	4.950	711	66	87.5	0.0	62.5	100.0	87.5	0.0	12.5
$1,250,000.01 to $1,400,000.00	1	1,275,[illegible]	0.8	4.625	4.325	735	55	100.0	0.0	100.0	100.0	[illegible]	0.0	0.0
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Current Rate	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
4.000% to 4.249%	2	$491,[illegible]	0.3%	4.096	3.796	673	80	76.6	23.4	76.6	100.0	100.0	0.0	0.0
4.250% to 4.499%	1	675,000	0.4	4.250	3.950	721	62	100.0	0.0	100.0	100.0	100.0	0.0	0.0
4.500% to 4.749%	11	4,553,870	2.8	4.622	4.322	747	63	94.6	33.0	97.4	100.0	88.8	0.0	11.2
4.750% to 4.999%	71	32,448,471	19.8	4.847	4.547	737	69	78.1	13.4	72.3	100.0	90.4	3.6	6.0
5.000% to 5.249%	78	32,058,309	19.5	5.059	4.759	731	73	91.9	26.4	72.7	100.0	87.7	2.1	10.2
5.250% to 5.499%	110	44,217,300	26.9	5.309	5.009	733	73	84.2	25.5	66.0	100.0	84.4	1.0	14.6
5.500% to 5.749%	69	25,392,436	15.5	5.543	5.243	724	72	82.3	29.0	54.5	100.0	82.5	0.0	17.5
5.750% to 5.999%	50	17,171,549	10.5	5.823	5.523	726	73	83.6	39.4	41.8	100.0	64.6	0.0	35.4
6.000% to 6.249%	19	6,213,950	3.8	6.027	5.727	724	76	100.0	39.0	44.5	100.0	72.6	0.0	27.4
6.250% to 6.499%	2	584,000	0.4	6.250	5.950	664	75	100.0	100.0	54.8	100.0	100.0	0.0	0.0
6.750% to 6.999%	1	410,000	0.2	6.875	6.575	697	79	100.0	0.0	100.0	100.0	100.0	0.0	0.0
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Age	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0 to 4	403	$160,356,715	97.6%	5.272	4.972	732	72	84.9	26.1	64.7	100.0	84.2	1.3	14.5
5 to 9	10	3,744,637	2.3	5.050	4.750	709	73	96.3	23.9	59.1	100.0	63.9	3.7	32.4
20 to 24	1	114,851	0.1	4.000	3.700	671	82	0.0	100.0	0.0	100.0	100.0	0.0	0.0
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Original Loan-To-Value Ratio	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0.001% to 20.000%	1	$390,000	0.2%	4.875	4.575	802	20	100.0	0.0	0.0	100.0	100.0	0.0	0.0
20.001% to 30.000%	4	528,595	0.3	5.360	5.060	747	28	28.8	100.0	100.0	100.0	100.0	0.0	0.0
30.001% to 40.000%	6	2,385,225	1.5	4.864	4.564	777	35	55.3	21.8	78.2	100.0	100.0	0.0	0.0
40.001% to 50.000%	13	5,962,184	3.6	5.179	4.879	757	47	65.9	18.9	48.1	100.0	86.3	0.0	13.7
50.001% to 60.000%	31	13,656,950	8.3	5.293	4.993	737	56	87.2	25.1	65.2	100.0	76.3	0.0	23.7
60.001% to 70.000%	71	35,681,393	21.7	5.217	4.917	724	67	81.1	14.2	45.0	100.0	89.2	0.0	10.8
70.001% to 75.000%	52	20,784,911	12.7	5.260	4.960	728	74	90.7	24.8	47.3	100.0	88.6	0.0	11.4
75.001% to 80.000%	226	82,472,081	50.2	5.301	5.001	732	79	87.4	30.4	77.6	100.0	80.1	2.8	17.1
80.001% to 85.000%	3	561,851	0.3	4.994	4.694	660	82	79.6	100.0	79.6	100.0	100.0	0.0	0.0
85.001% to 90.000%	5	1,256,263	0.8	5.346	5.046	699	90	100.0	69.7	74.2	100.0	100.0	0.0	0.0
90.001% to 95.000%	2	536,750	0.3	5.709	5.409	687	95	100.0	100.0	100.0	100.0	100.0	0.0	0.0
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Current Loan-To-Value Ratio	Count	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
0.001% to 20.000%	1	$3[illegible]	0.2%	4.875	4.575	[illegible]	20	100.0	0.0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
20.001% to 30.000%	4	52[illegible]	0.3	5.360	5.060	747	28	28.8	100.0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30.001% to 40.000%	6	2,38[illegible]	1.5	4.864	4.564	777	35	55.3	21.8	78.2	[illegible]	[illegible]	[illegible]	[illegible]
40.001% to 50.000%	13	5,9[illegible]	3.6	5.179	4.879	757	47	65.9	18.9	48.1	[illegible]	86.3	[illegible]	13.7
50.001% to 60.000%	31	13,656,950	8.3	5.293	4.993	737	56	87.2	25.1	65.2	100.0	76.3	0.0	23.7
60.001% to 70.000%	71	35,681,393	21.7	5.217	4.917	724	67	81.1	14.2	45.0	100.0	89.2	0.0	10.8
70.001% to 75.000%	52	20,78[illegible]	12.7	5.260	4.960	728	74	90.7	24.8	47.3	100.0	88.6	0.0	11.4
75.001% to 80.000%	227	82,5[illegible]32	50.3	5.300	5.000	732	79	87.3	30.5	77.5	100.0	80.1	2.8	17.1
80.001% to 85.000%	2	447,000	0.3	5.250	4.950	657	82	100.0	100.0	100.0	100.0	100.0	0.0	0.0
85.001% to 90.000%	5	1,25[illegible]	0.8	5.346	5.046	[illegible]	[illegible]	100.0	69.7	74.2	[illegible]	100.0	0.0	[illegible]
90.001% to 95.000%	2	536,750	0.3	5.709	5.409	[illegible]	[illegible]	100.0	100.0	[illegible]	[illegible]	100.0	[illegible]	[illegible]
Total:	414	$164,2[illegible]6,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

FICO Score	Count	[illegible]	Percent	GWAC	NWAC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
620 to 639	8	$2,[illegible]	1.5%	5.740	5.440	[illegible]	[illegible]	88.3	53.9	[illegible]	[illegible]	[illegible]	[illegible]	13.[illegible]
[illegible]	46	17,[illegible]	10.9	5.332	5.032	[illegible]	73	87.7	28.[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
680 to 699	59	24,[illegible]	14.6	5.286	[illegible]	[illegible]	74	78.[illegible]	23.[illegible]	51.[illegible]	[illegible]	[illegible]	0.0	[illegible]
700 to 719	51	20,[illegible]	12.2	5.269	[illegible]	[illegible]	75	87.1	23.7	72.[illegible]	[illegible]	77.8	7.9	[illegible]
720 to 759	127	50,[illegible]	30.9	5.204	4.90[illegible]	[illegible]	72	84.0	26.8	[illegible]	[illegible]	87.6	0.3	12.[illegible]
760 to 799	110	44,2[illegible]	27.0	5.284	4.984	778	72	88.5	25.7	62.[illegible]	[illegible]	82.7	1.0	16.[illegible]
800 to 819	13	4,7[illegible]	2.9	5.162	4.862	802	52	81.7	23.3	78.[illegible]	100.0	[illegible]	2.6	[illegible]
Total:	414	[illegible]	[illegible]	[illegible]	[illegible]	731	72	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

States	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
AL	4	$1,135,513	0.7%	4.895	4.595	723	71	100.0	62.4	100.0	100.0	100.0	0.0	0.0
AZ	31	12,032,547	7.3	5.367	5.067	738	69	83.5	32.8	54.0	100.0	85.4	0.0	14.6
CA	120	58,735,543	35.8	5.265	4.965	733	72	85.6	11.2	55.6	100.0	89.2	1.9	8.9
CO	18	6,314,342	3.8	5.269	4.969	729	67	69.2	34.6	39.9	100.0	74.3	2.2	23.5
CT	3	891,284	0.5	4.660	4.360	720	65	91.0	24.3	91.0	100.0	84.8	0.0	15.2
DC	12	5,349,109	3.3	5.095	4.795	742	73	78.9	27.6	78.5	100.0	42.5	0.0	57.5
DE	2	568,000	0.3	5.199	4.899	760	78	100.0	31.8	100.0	100.0	100.0	0.0	0.0
FL	20	7,443,236	4.5	5.262	4.962	740	71	91.0	30.4	70.9	100.0	87.2	0.0	12.8
GA	10	3,654,121	2.2	5.178	4.878	741	70	83.1	38.8	62.8	100.0	89.2	0.0	10.8
ID	2	708,030	0.4	5.784	5.484	765	76	100.0	24.7	24.7	100.0	100.0	0.0	0.0
IL	11	5,856,290	3.6	5.259	4.959	736	67	75.0	13.3	65.8	100.0	100.0	0.0	0.0
IN	1	424,000	0.3	5.500	5.200	689	80	0.0	0.0	100.0	100.0	100.0	0.0	0.0
KS	1	276,000	0.2	4.875	4.575	748	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
MA	13	[illegible]	2.7	5.386	[illegible]	[illegible]	73	[illegible]	41.6	[illegible]	100.0	[illegible]	[illegible]	[illegible]
MD	26	[illegible]	6.8	5.322	[illegible]	[illegible]	75	[illegible]	20.2	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MI	10	[illegible]	1.2	5.029	4.729	[illegible]	74	100.0	80.6	[illegible]	100.0	69.5	[illegible]	30.5
MN	4	[illegible]	1.7	5.252	4.952	[illegible]	65	100.0	0.0	100.0	100.0	100.0	0.0	[illegible]
MO	3	[illegible]	0.6	[illegible]	[illegible]	[illegible]	68	55.1	11.3	100.0	100.0	100.0	[illegible]	[illegible]
MS	1	[illegible]	0.1	6.000	5.700	[illegible]	80	100.0	100.0	100.0	100.0	100.0	[illegible]	[illegible]
MT	1	[illegible]	0.1	5.625	5.325	[illegible]	56	100.0	100.0	100.0	100.0	0.0	[illegible]	[illegible]
NC	6	2,571,000	1.6	5.021	4.721	727	70	83.0	17.4	83.0	100.0	100.0	0.0	0.0
NE	1	176,000	0.1	6.000	5.700	652	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
NJ	10	3,178,857	1.9	5.356	5.056	734	70	73.4	42.0	88.8	100.0	94.2	0.0	5.8
NM	3	1,008,000	0.6	5.439	5.139	700	80	100.0	22.2	59.9	100.0	100.0	0.0	0.0
NV	16	3,954,951	2.4	5.581	5.281	727	78	91.7	79.3	67.2	100.0	75.5	0.0	24.5
NY	2	575,000	0.4	5.875	5.575	656	63	0.0	100.0	41.7	100.0	41.7	0.0	58.3
OH	2	254,000	0.2	5.323	5.023	688	74	100.0	100.0	47.2	100.0	0.0	0.0	100.0
OK	4	1,187,811	0.7	5.038	4.738	720	78	49.2	25.5	74.5	100.0	86.2	0.0	13.8
PA	1	276,000	0.2	5.750	5.450	753	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
SC	6	2,277,104	1.4	4.917	4.617	731	75	54.6	15.4	64.1	100.0	80.7	19.3	0.0
TN	1	126,500	0.1	5.875	5.575	763	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
TX	3	1,232,252	0.8	5.349	5.049	748	78	89.8	10.2	47.3	100.0	52.7	47.3	0.0
UT	3	[illegible]	0.3	5.504	5.204	742	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
VA	47	[illegible]	10.5	5.228	4.928	727	75	94.4	40.8	74.6	100.0	70.1	0.0	29.9
WA	12	[illegible]	2.4	5.242	4.942	[illegible]	70	[illegible]	24.0	[illegible]	100.0	[illegible]	[illegible]	[illegible]
WI	1	[illegible]	0.2	5.000	4.700	[illegible]	73	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
WV	3	[illegible]	0.3	[illegible]	[illegible]	[illegible]	71	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	414	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	72	85.1	26.1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Index	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
1 YR CMT	6	[illegible]	1.4%	5.018	4.718	[illegible]	79	69.3	11.6	[illegible]	100.0	0.0	100.0	0.0
1 YR LIBOR	327	[illegible]	83.7	5.241	[illegible]	732	72	85.0	20.9	65.9	100.0	100.0	0.0	0.0
6 MO LIBOR	81	[illegible]	14.9	5.429	[illegible]	[illegible]	73	[illegible]	57.0	53.6	[illegible]	[illegible]	[illegible]	[illegible]
Total:	414	[illegible]	100.0%	5.266	[illegible]	731	72	[illegible]	26.1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Margin	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
1.875%	1	$396,000	0.2%	5.000	4.700	678	76	100.0	0.0	100.0	100.0	100.0	0.0	0.0
2.250%	381	153,605,494	93.5	5.258	4.958	731	72	85.0	25.4	65.0	100.0	87.2	0.0	12.8
2.500%	1	541,893	0.3	4.750	4.450	786	80	100.0	0.0	100.0	100.0	100.0	0.0	0.0
2.750%	24	7,367,261	4.5	5.465	5.165	721	76	85.8	35.9	50.8	100.0	16.8	31.1	52.1
3.000%	1	318,020	0.2	4.875	4.575	714	75	100.0	100.0	0.0	100.0	100.0	0.0	0.0
3.250%	6	1,987,536	1.2	5.389	5.089	741	79	85.6	41.5	71.0	100.0	[illegible]	0.0	43.3
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Caps	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
2/1/5	2	$941,000	0.6%	5.822	5.522	745	74	100.0	0.0	0.0	100.0	0.0	0.0	100.0
2/1/6	4	1,384,922	0.8	5.420	5.120	732	70	49.6	37.5	16.6	100.0	0.0	0.0	100.0
2/2/6	325	137,364,322	83.6	5.234	4.934	731	72	84.4	20.0	66.5	100.0	98.0	1.7	0.3
2/2/6.1625	1	411,000	0.3	5.375	5.075	742	80	100.0	0.0	0.0	100.0	100.0	0.0	0.0
3/1/5	18	3,361,061	2.0	5.264	4.964	717	75	100.0	74.1	91.0	100.0	0.0	0.0	100.0
3/1/6	27	8,562,499	5.2	5.211	4.911	728	73	83.5	73.5	82.9	100.0	0.0	0.0	100.0
3/2/5	1	227,000	0.1	5.250	4.950	739	71	100.0	100.0	0.0	100.0	100.0	0.0	0.0
5/1/5	5	3,102,200	1.9	5.738	5.438	727	67	100.0	21.1	0.0	100.0	0.0	0.0	100.0
5/2/5	1	390,000	0.2	5.250	4.950	717	80	100.0	0.0	100.0	100.0	100.0	0.0	0.0
6/1/6	14	3,571,170	2.2	5.673	5.373	727	74	88.4	64.4	27.9	100.0	0.0	0.0	100.0
6/2/6	16	4,901,030	3.0	5.497	5.197	738	77	90.1	58.9	58.2	100.0	37.1	0.0	62.9
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Max Rate	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
9.500% to 9.999%	2	$350,000	0.2%	4.757	4.457	723	76	100.0	100.0	100.0	100.0	0.0	0.0	100.0
10.000% to 10.499%	15	3,756,729	2.3	4.850	4.550	713	75	96.9	49.1	90.9	100.0	47.5	0.0	52.5
10.500% to 10.999%	91	40,693,591	24.8	4.905	4.605	738	68	81.9	16.4	69.2	100.0	82.1	2.8	15.1
11.000% to 11.499%	177	74,313,798	45.3	5.216	4.916	733	73	87.1	24.4	67.6	100.0	86.7	1.5	11.8
11.500% to 11.999%	109	38,933,735	23.7	5.650	5.350	724	73	81.2	33.3	52.5	100.0	83.3	0.0	16.7
12.000% to 12.499%	19	5,758,350	3.5	6.051	5.751	719	78	100.0	49.9	51.2	100.0	88.5	0.0	11.5
12.500% to 12.999%	1	410,000	0.2	6.875	6.575	697	79	100.0	0.0	100.0	100.0	100.0	0.0	0.0
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Months to Roll	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
16	1	$113,851	0.1%	4.000	3.700	671	82	0.0	100.0	0.0	100.0	100.0	0.0	0.0
27	1	910,[illegible]	0.6	5.750	5.450	[illegible]	70	100.0	0.0	0.0	100.0	0.0	0.0	100.0
28	1	163,[illegible]	0.1	5.125	4.825	756	80	100.0	100.0	0.0	100.0	0.0	0.0	100.0
29	1	675,000	0.4	4.250	3.950	721	62	100.0	0.0	100.0	100.0	100.0	0.0	0.0
30	2	692,[illegible]	0.4	4.468	4.168	[illegible]	78	100.0	45.8	54.2	100.0	100.0	0.0	0.0
31	5	1,303,150	0.8	5.277	4.977	725	79	89.3	31.6	89.2	100.0	78.5	10.7	10.8
32	8	2,123,[illegible]	1.3	5.102	4.802	[illegible]	73	78.[illegible]	74.5	88.[illegible]	100.0	89.6	0.0	10.4
33	30	9,298,[illegible]	5.7	5.022	4.722	[illegible]	73	75.5	40.3	63.7	100.0	60.3	6.2	33.4
34	94	35,356,074	21.5	5.242	4.942	727	71	81.5	31.2	77.4	100.0	84.6	0.0	15.4
35	184	74,833,691	45.6	5.329	5.029	733	72	87.1	23.1	62.3	100.0	85.9	2.1	12.0
36	87	38,732,820	23.6	5.259	4.959	733	72	86.6	21.2	56.7	100.0	85.0	0.0	14.1
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Property Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Condominium	52	$17,855,308	10.9%	5.252	4.952	728	77	87.3	39.8	80.4	100.0	78.0	0.0	22.0
Condotel	2	1,367,200	0.8	5.384	5.084	692	60	100.0	0.0	100.0	100.0	100.0	0.0	0.0
Multi-family	3	1,770,000	1.1	5.243	4.943	756	70	50.7	15.9	34.8	100.0	84.1	0.0	15.9
Planned Unit Development	121	49,532,146	30.2	5.263	4.963	738	73	87.1	23.2	58.5	100.0	87.3	0.9	11.8
Single Family	234	93,135,900	56.7	5.270	4.970	728	71	84.1	25.2	64.5	100.0	83.2	2.0	14.8
Townhouse	2	[illegible]	0.3	4.956	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	414	[illegible]	100.0%	5.266	[illegible]	[illegible]	72	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Occupancy Code	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Primary Residence	414	[illegible]	100.0%	5.266	[illegible]	731	72	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	414	[illegible]	100.0%	5.266	[illegible]	731	72	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Purpose	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Cash Out Refinance	99	$38,[illegible]	23.2%	5.268	[illegible]	[illegible]	66	75.6	[illegible]	[illegible]	100.0	[illegible]	[illegible]	11.6
Purchase	194	76,[illegible]	46.3	5.286	[illegible]	[illegible]	77	90.2	[illegible]	[illegible]	100.0	[illegible]	2.4	16.8
Rate/Term Refinance	121	[illegible]	30.5	5.233	[illegible]	[illegible]	[illegible]	82.[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Documentation Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
FULL/ALT	277	$105,967,575	64.5%	5.202	4.902	730	73	87.0	29.1	100.0	100.0	85.5	2.2	12.3
REDUCED	137	58,2[illegible]	35.5	5.382	5.082	733	70	81.8	20.6	0.0	100.0	80.6	0.0	19.4
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Prepayment Penalty Terms	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0	393	$155,818,905	94.9%	5.249	4.949	732	72	84.8	25.5	66.6	100.0	86.3	1.5	12.3
12	6	2,155,800	1.3	5.713	5.413	705	70	100.0	57.8	46.1	100.0	47.5	0.0	52.5
24	2	593,500	0.4	5.289	4.989	721	73	31.3	31.3	0.0	100.0	0.0	0.0	100.0
36	12	5,403,120	3.3	5.561	5.261	706	69	93.8	25.2	21.5	100.0	34.2	0.0	65.8
60	1	244,878	0.1	5.875	5.575	775	80	100.0	100.0	0.0	100.0	100.0	0.0	0.0
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Interest Only Terms	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0	65	$24,392,433	14.9%	5.240	4.940	728	68	0.0	26.3	56.5	100.0	84.8	2.9	12.4
36	272	116,066,571	70.7	5.238	4.938	732	73	100.0	20.2	67.4	100.0	95.4	1.4	3.2
120	77	23,757,199	14.5	5.431	5.131	728	73	100.0	54.9	58.6	100.0	25.9	0.0	74.1
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	64.5	100.0	83.7	1.4	14.9

Mortgage Insurance	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
CurrLTV <= 80	405	$161,976,190	98.6%	5.264	4.964	732	72	84.9	25.3	64.2	100.0	83.5	1.4	15.1
CurrLTV > 80 and Insured	9	2,240,013	1.4	5.414	5.114	688	90	100.0	83.0	85.5	100.0	100.0	0.0	0.0
Total:	414	$164,216,203	100.0%	5.266	4.966	731	72	85.1	26.1	61.5	100.0	83.7	1.4	14.9

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	414	[illegible]	100.0%	5.266	[illegible]	[illegible]	[illegible]	85.1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	414	[illegible]	100.0%	5.266	[illegible]	731	72	85.1	26.1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Stats

Count: 569
Current Balance: $223,784,007
Average Current Balance: $393,294
Gross Weighted Average Coupon: 5.486%
Net Weighted Average Coupon: 5.186%
Weighted Average Expense Rate: 0.300%
Weighted Average Expense Rate - after Reset: 0.300%
Weighted Average Original Term: 360
Weighted Average Remaining Term: 359
Weighted Average Age: 1
Weighted Average Original Loan-to-Value Ratio: 72.35%
Weighted Average Current Loan-to-Value Ratio: 72.32%
Weighted Average Margin: 2.278%
Weighted Average Lifetime Cap: 5.0[illegible]%
[illegible]
[illegible] Months to Next [illegible]: 59
[illegible] FICO Score: [illegible]
[illegible] Percentage: 1.76[illegible]%

Product Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
5/1s	473	$193,720,969	86.6%	5.483	5.183	744	72	84.1	24.7	75.3	100.0	99.1	0.9	0.0
5/6s	96	30,063,038	13.4	5.506	5.206	738	71	83.7	56.1	50.3	100.0	0.0	0.0	100.0
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Group	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
5 YEAR HYBRIDS	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Principal Balance	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
$50,000.01 to $200,000.00	107	$17,123,[illegible]	7.7%	5.518	5.218	739	75	81.7	100.0	69.[illegible]	100.0	74.[illegible]	0.0	25.[illegible]
$200,000.01 to $350,000.00	147	40,734,[illegible]	18.2	5.541	5.241	746	73	82.4	100.0	61.[illegible]	100.0	74.6	0.0	25.[illegible]
$350,000.01 to $500,000.00	190	79,846,156	35.7	5.517	5.217	742	73	81.8	8.6	74.1	100.0	87.8	2.2	10.0
$500,000.01 to $650,000.00	82	47,856,502	21.4	5.482	5.182	737	76	87.8	0.0	74.7	100.0	92.4	0.0	7.6
$650,000.01 to $800,000.00	16	11,62[illegible]	5.2	5.525	5.225	743	73	100.0	0.0	80.6	100.0	93.9	0.0	6.1
$800,000.01 to $950,000.00	12	10,462,[illegible]	4.7	5.411	5.111	784	67	66.5	0.0	67.2	100.0	100.0	0.0	0.0
$950,000.01 to $1,100,000.00	12	11,86[illegible]	5.3	5.156	4.856	750	60	100.0	0.0	83.3	100.0	74.8	0.0	25.2
$1,250,000.01 to $1,400,000.00	1	1,27[illegible]	0.6	5.250	4.950	805	65	100.0	0.0	100.0	100.0	100.0	0.0	0.0
$1,400,000.01 to $1,550,000.00	2	2,9[illegible]	1.3	5.313	5.013	724	51	49.8	0.0	50.2	100.0	100.0	0.0	0.0
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Current Rate	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
4.250% to 4.499%	1	$577,980	0.3%	4.250	3.950	740	80	100.0	0.0	100.0	100.0	100.0	0.0	0.0
4.500% to 4.749%	3	1,583,600	0.7	4.625	4.325	763	63	87.4	12.6	100.0	100.0	100.0	0.0	0.0
4.750% to 4.999%	32	14,033,341	6.3	4.851	4.551	756	68	85.5	23.9	88.6	100.0	81.8	0.0	18.2
5.000% to 5.249%	54	22,249,314	9.9	5.078	4.778	761	68	71.6	27.4	76.5	100.0	94.8	0.0	5.2
5.250% to 5.499%	123	51,225,388	22.9	5.327	5.027	748	72	81.7	22.7	75.6	100.0	88.0	0.0	12.0
5.500% to 5.749%	187	71,892,474	32.1	5.553	5.253	745	73	83.8	29.4	70.0	100.0	81.1	1.3	17.7
5.750% to 5.999%	138	50,487,889	22.6	5.806	5.506	728	75	89.5	36.3	67.9	100.0	85.2	1.6	13.2
6.000% to 6.249%	24	8,632,122	3.9	6.023	5.723	732	77	100.0	38.8	61.9	100.0	90.2	0.0	9.8
6.250% to 6.499%	5	2,485,700	1.1	6.250	5.950	724	70	75.9	16.8	33.5	100.0	100.0	0.0	0.0
6.500% to 6.749%	1	425,000	0.2	6.500	6.200	738	57	100.0	0.0	0.0	100.0	100.0	0.0	0.0
6.750% to 6.999%	1	191,200	0.1	6.875	6.575	731	80	0.0	100.0	0.0	100.0	100.0	0.0	0.0
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Age	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0 to 4	564	$221,941,507	99.2%	5.488	5.188	743	72	84.1	29.0	71.8	100.0	85.7	0.8	13.5
5 to 9	5	1,842,500	0.8	5.277	4.977	758	78	76.8	19.5	89.1	100.0	100.0	0.0	0.0
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Original Loan-To-Value Ratio	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0.001% to 20.000%	1	$375,000	0.2%	5.250	4.950	702	15	0.0	0.0	100.0	100.0	100.0	0.0	0.0
20.001% to 30.000%	7	2,817,250	1.3	5.242	4.942	769	26	79.2	32.2	57.1	100.0	55.5	0.0	44.5
30.001% to 40.000%	5	2,570,920	1.1	5.257	4.957	736	35	78.7	13.6	91.1	100.0	100.0	0.0	0.0
40.001% to 50.000%	14	5,826,650	2.6	5.378	5.078	748	47	88.5	38.1	44.9	100.0	95.6	0.0	4.4
50.001% to 60.000%	49	21,578,734	9.6	5.330	5.030	752	56	72.0	25.7	74.4	100.0	85.2	0.0	14.8
60.001% to 70.000%	102	40,809,805	18.2	5.463	5.163	742	67	78.8	30.3	57.9	100.0	87.5	0.0	12.5
70.001% to 75.000%	77	32,527,425	14.5	5.549	5.249	736	74	83.6	23.7	75.0	100.0	80.9	1.4	17.7
75.001% to 80.000%	295	111,752,896	49.9	5.520	5.220	744	80	89.4	29.2	76.4	100.0	87.1	0.8	12.1
80.001% to 85.000%	2	408,000	0.2	5.672	5.372	744	84	100.0	100.0	100.0	100.0	37.5	0.0	62.5
85.001% to 90.000%	10	3,336,310	1.5	5.549	5.249	739	90	70.8	32.8	73.1	100.0	85.2	0.0	14.8
90.001% to 95.000%	7	1,781,017	0.8	5.577	5.277	755	95	64.3	79.4	100.0	100.0	68.2	20.6	11.2
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Current Loan-To-Value Ratio	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0.001% to 20.000%	1	$37[illegible]	0.2%	5.250	4.950	702	15	0.0	0.0	100.0	100.0	100.0	0.0	0.0
20.001% to 30.000%	8	2,937,2[illegible]	1.3	5.247	4.947	769	29	80.0	34.8	58.8	100.0	53.3	0.0	46.7
30.001% to 40.000%	5	2,5[illegible]	1.1	5.257	4.957	736	35	78.7	13.6	91.1	100.0	100.0	0.0	0.0
40.001% to 50.000%	14	5,82[illegible]	2.6	5.378	5.078	748	47	88.5	38.1	44.[illegible]	100.0	95.[illegible]	0.0	4.4
50.001% to 60.000%	49	21,5[illegible]	9.6	5.330	5.030	752	56	72.0	25.7	74.4	100.0	85.2	0.0	14.8
60.001% to 70.000%	102	40,8[illegible]	18.2	5.463	5.163	742	67	78.8	30.3	57.9	100.0	87.5	0.0	12.5
70.001% to 75.000%	77	32,527,425	14.5	5.549	5.249	736	74	83.6	23.7	75.0	100.0	80.9	1.4	17.7
75.001% to 80.000%	294	111,6[illegible]	49.9	5.520	5.220	743	80	89.4	29.2	76.3	100.0	87.2	0.8	12.0
80.001% to 85.000%	2	408,000	0.2	5.672	5.372	74[illegible]	84	100.0	100.0	100.0	100.0	37.5	0.0	62.5
85.001% to 90.000%	10	3,336,310	1.5	5.549	5.249	739	90	70.8	32.8	73.1	100.0	85.2	0.0	14.8
90.001% to 95.000%	7	1,78[illegible]	0.8	5.577	5.277	755	95	64.3	79.2	100.0	100.0	68.2	20.6	11.2
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

FICO Score	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
620 to 639	7	$2,328,[illegible]	1.0%	5.599	5.299	630	71	72.0	37.3	93.2	100.0	58.7	0.0	41.3
[illegible]	46	16,[illegible]	7.4	5.643	5.343	66[illegible]	71	83.0	32.3	[illegible]	100.0	93.[illegible]	0.0	[illegible]
[illegible]	48	18,[illegible]	8.2	5.564	5.264	[illegible]	73	81.0	28.[illegible]	[illegible]	100.0	8[illegible]	0.0	16.[illegible]
700 to 719	56	20,[illegible]	9.3	5.566	5.266	71[illegible]	74	87.6	30.[illegible]	71.1	100.0	77.8	0.0	22.2
720 to 759	180	70,[illegible]	31.6	5.525	5.225	739	73	87.7	28.7	67.2	100.0	86.[illegible]	1.3	12.4
760 to 799	210	85,[illegible]	38.4	5.385	5.085	778	71	82.4	27.8	72.5	100.0	86.[illegible]	1.0	12.4
800 to 819	22	8,9[illegible]	4.0	5.485	5.185	808	73	73.[illegible]	28.[illegible]	90.[illegible]	100.0	88.2	0.0	11.[illegible]
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

States	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
AL	1	$183,920	0.1%	5.750	5.450	746	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
AZ	61	21,020,930	9.4	5.623	5.323	731	72	81.6	44.5	76.8	100.0	87.7	0.0	12.3
CA	168	74,587,088	33.3	5.540	5.240	738	72	86.5	17.4	64.7	100.0	92.5	0.6	6.9
CO	16	4,434,139	2.0	5.362	5.062	761	69	100.0	57.8	81.9	100.0	94.6	0.0	5.4
CT	2	550,000	0.2	5.750	5.450	746	78	100.0	100.0	0.0	100.0	0.0	0.0	100.0
DC	12	4,536,450	2.0	5.469	5.169	743	75	65.6	28.4	100.0	100.0	75.9	0.0	24.1
DE	3	2,055,252	0.9	5.430	5.130	750	51	100.0	0.0	76.5	100.0	51.5	0.0	48.5
FL	29	9,493,537	4.2	5.626	5.326	754	74	87.6	52.6	58.4	100.0	62.8	0.0	37.2
GA	11	2,546,579	1.1	5.515	5.215	749	79	100.0	85.4	100.0	100.0	85.4	0.0	14.6
HI	1	640,000	0.3	5.500	5.200	757	80	100.0	0.0	100.0	100.0	100.0	0.0	0.0
IL	15	5,472,073	2.4	5.447	5.147	749	72	87.1	33.1	82.6	100.0	100.0	0.0	0.0
IN	2	491,456	0.2	5.643	5.343	735	77	30.9	100.0	100.0	100.0	69.1	0.0	30.9
KS	2	833,700	0.4	5.329	5.029	713	77	100.0	31.5	68.5	100.0	100.0	0.0	0.0
KY	3	845,[illegible]	0.4	5.635	5.335	[illegible]	80	43.3	43.3	[illegible]	100.0	43.3	[illegible]	0.0
LA	2	354,400	0.2	5.556	5.256	749	80	54.9	100.0	54.9	100.0	45.1	0.0	54.9
MA	7	2,630,500	1.2	5.678	5.378	770	76	84.5	43.6	61.0	100.0	79.5	0.0	20.5
MD	39	[illegible]	6.5	5.413	5.113	[illegible]	71	[illegible]	31.7	82.3	100.0	[illegible]	0.0	21.6
MI	3	[illegible]	0.4	5.224	4.924	[illegible]	74	[illegible]	[illegible]	100.0	100.0	100.0	0.0	0.0
MN	2	386,100	0.2	5.625	5.325	760	77	54.0	100.0	0.0	100.0	0.0	0.0	100.0
MO	9	3,457,[illegible]	1.5	5.473	5.173	722	71	70.3	25.0	67.3	100.0	100.0	0.0	0.0
NC	8	[illegible]	2.1	5.346	5.046	[illegible]	67	97.6	12.1	46.8	100.0	95.6	0.0	4.3
NJ	11	4,002,857	1.8	5.165	4.865	753	68	69.3	40.0	91.7	100.0	91.7	0.0	8.3
NM	1	185,000	0.1	5.375	5.075	783	80	0.0	100.0	0.0	100.0	0.0	0.0	100.0
NV	16	6,525,330	2.9	5.477	5.177	733	70	73.7	43.4	65.8	100.0	92.1	0.0	7.9
NY	5	1,089,860	0.5	5.329	5.029	683	68	63.8	54.6	[illegible]	100.0	45.4	0.0	54.6
OH	6	[illegible]	0.8	5.592	5.292	758	74	73.2	39.0	[illegible]	100.0	78.5	0.0	21.5
OR	8	[illegible]	1.0	5.421	5.121	773	75	57.8	48.2	45.7	100.0	78.5	15.9	5.6
PA	5	1,541,300	0.7	5.732	5.432	723	72	61.1	33.0	[illegible]	100.0	100.0	0.0	0.0
RI	1	550,000	0.2	5.500	5.200	795	79	100.0	0.0	100.0	100.0	100.0	0.0	0.0
SC	5	2,736,000	1.2	5.362	5.062	741	60	100.0	27.3	24.1	100.0	78.6	0.0	21.4
TN	1	164,500	0.1	5.500	5.200	673	70	100.0	100.0	0.0	100.0	0.0	0.0	100.0
TX	24	[illegible]	4.5	5.301	5.001	751	74	74.8	22.1	80.0	100.0	95.4	4.6	0.0
UT	4	970,120	0.4	5.627	5.327	734	80	100.0	50.9	[illegible]	100.0	100.0	0.0	0.0
VA	70	[illegible]	14.8	5.375	5.075	749	74	87.1	15.1	81.8	100.0	79.2	0.0	20.8
WA	14	[illegible]	1.7	5.639	5.339	[illegible]	79	71.0	76.7	[illegible]	100.0	72.8	0.0	27.2
WI	2	[illegible]	0.2	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	569	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	13.4

Index	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
1 YR CMT	4	$1,733,[illegible]	0.8%	5.683	5.383	759	81	47.5	0.0	100.0	100.0	0.0	100.0	0.0
1 YR LIBOR	469	191,[illegible]	85.8	5.481	5.181	743	72	84.4	24.0	75.4	100.0	100.0	0.0	0.0
6 MO LIBOR	96	[illegible]	13.4	5.506	5.206	[illegible]	72	83.7	[illegible]	[illegible]	100.0	0.0	0.0	100.0
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Margin	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
1.875%	1	$124,000	0.1%	4.875	4.575	720	58	100.0	100.0	100.0	100.0	100.0	0.0	0.0
2.250%	522	211,746,762	94.6	5.477	5.177	743	72	84.1	26.3	73.9	100.0	90.3	0.0	9.7
2.750%	45	11,350,845	5.1	5.654	5.354	752	77	81.7	77.9	39.0	100.0	5.7	15.3	79.0
3.250%	1	562,400	0.3	5.625	5.325	721	75	100.0	0.0	0.0	100.0	0.0	0.0	100.0
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Caps	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
1/2/5	1	$200,000	0.1%	4.875	4.575	774	79	100.0	100.0	0.0	100.0	100.0	0.0	0.0
2/1/5	1	139,410	0.1	5.500	5.200	696	90	0.0	100.0	100.0	100.0	0.0	0.0	100.0
2/2/5	8	1,514,944	0.7	5.495	5.195	753	68	41.3	100.0	87.9	100.0	100.0	0.0	0.0
2/2/6	6	1,651,745	0.7	5.245	4.945	740	67	48.6	60.6	93.9	100.0	100.0	0.0	0.0
5/1/5	37	16,718,555	7.5	5.354	5.054	737	67	82.1	21.6	74.6	100.0	9.8	0.0	90.2
5/2/5	454	187,353,103	83.7	5.490	5.190	744	73	84.7	24.2	75.1	100.0	98.2	0.9	0.9
5/2/6	1	167,750	0.1	5.500	5.200	684	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
6/1/6	35	8,168,850	3.7	5.705	5.405	751	79	93.7	90.5	22.4	100.0	0.0	0.0	100.0
6/2/6	26	7,869,650	3.5	5.496	5.196	742	69	79.9	67.3	35.4	100.0	36.9	0.0	63.1
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Max Rate	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
9.000% to 9.499%	1	$577,980	0.3%	4.250	3.950	740	80	100.0	0.0	100.0	100.0	100.0	0.0	0.0
9.500% to 9.999%	32	14,865,196	6.6	4.829	4.529	756	68	90.1	18.9	90.5	100.0	84.1	0.0	15.9
10.000% to 10.499%	164	69,958,002	31.3	5.253	4.953	752	71	78.3	21.7	76.7	100.0	92.8	0.0	7.2
10.500% to 10.999%	280	110,387,357	49.3	5.649	5.349	738	74	85.5	27.6	73.8	100.0	89.6	1.6	8.8
11.000% to 11.499%	38	13,789,722	6.2	5.856	5.556	731	75	92.2	39.6	58.6	100.0	83.7	0.0	16.3
11.500% to 11.999%	50	13,360,950	6.0	5.723	5.423	743	74	85.8	74.2	26.3	100.0	26.3	0.0	73.7
12.000% to 12.499%	4	844,800	0.4	6.039	5.739	775	80	100.0	100.0	21.3	100.0	0.0	0.0	100.0
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Months to Roll	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
53	1	$200,000	0.1%	4.875	4.575	771	79	100.0	100.0	0.0	100.0	100.0	0.0	0.0
55	4	1,642,500	0.7	5.326	5.026	756	77	74.0	9.7	[illegible]	100.0	[illegible]	0.0	0.0
56	6	2,557,390	1.1	4.946	4.646	769	77	41.0	23.9	70.8	100.0	94.5	0.0	5.5
57	21	8,039,032	3.6	5.140	4.840	742	66	73.2	31.5	76.3	100.0	75.0	0.0	25.0
58	46	15,797,262	7.1	5.245	4.945	738	68	75.6	34.8	68.7	100.0	76.5	0.0	23.5
59	236	99,[illegible]	44.3	5.548	5.248	745	73	83.3	25.3	74.2	100.0	86.3	1.3	12.3
60	255	96,[illegible]	42.9	5.500	5.200	744	73	88.1	31.7	[illegible]	100.0	87.2	0.5	12.3
Total:	569	$223,[illegible]	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	[illegible]	0.8	13.4

Property Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Condominium	46	$14,[illegible]	6.6%	5.482	5.182	762	77	84.5	51.7	78.6	100.0	89.2	0.0	10.8
Condotel	5	2,3[illegible]	1.0	5.762	5.462	737	73	66.3	14.6	49.3	100.0	100.0	0.0	0.0
[illegible]	3	1,1[illegible]	0.5	5.644	5.344	773	75	64.4	55.7	44.3	100.0	100.0	0.0	0.0
Planned Unit Development	218	86,[illegible]	38.6	5.456	5.156	743	71	86.1	29.1	76.3	100.0	84.4	0.5	15.1
Single Family	294	118,2[illegible]	52.9	5.502	5.202	741	72	83.2	25.5	68.5	100.0	86.1	1.1	12.8
Townhouse	3	77[illegible]	0.3	5.410	5.110	752	75	57.2	100.0	100.0	100.0	61.9	0.0	38.1
Total:	569	$223,78[illegible]	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	[illegible]	0.8	13.4

[illegible]	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Primary Residence	569	$2[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	72	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	569	$223,7[illegible]	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	[illegible]	0.8	13.4

Purpose	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Cash-out Refinance	117	$4[illegible]	18.[illegible]%	5.573	5.273	[illegible]	67	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Purchase	323	136,[illegible]	[illegible]	5.436	5.136	[illegible]	75	[illegible]	[illegible]	73.6	[illegible]	[illegible]	0.9	12.1
Rate/Term Refinance	129	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	569	$223,[illegible],007	100.0%	5.486	5.186	[illegible]	72	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	13.4

Documentation Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
FULL/ALT	401	$160,9[illegible]	71.9%	5.451	5.151	743	73	84.7	26.1	100.0	100.0	89.5	1.1	9.4
REDUCED	168	62,8[illegible]	28.1	5.576	5.276	743	71	82.3	36.2	0.0	100.0	76.2	0.0	23.8
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Prepayment Penalty Terms	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0	518	$207,934,868	92.9%	5.477	5.177	744	72	83.4	26.5	74.0	100.0	88.2	0.8	11.0
12	2	493,900	0.2	5.231	4.931	760	76	100.0	100.0	0.0	100.0	0.0	0.0	100.0
24	4	859,200	0.4	5.668	5.368	727	80	78.8	100.0	36.0	100.0	36.0	0.0	64.0
36	30	10,440,389	4.7	5.617	5.317	733	74	93.7	53.4	45.5	100.0	66.3	0.0	33.7
60	15	4,055,650	1.8	5.572	5.272	735	63	90.4	66.8	50.2	100.0	33.2	0.0	66.8
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Interest Only Terms	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0	93	$35,692,359	15.9%	5.421	5.121	746	69	0.0	33.0	68.8	100.0	83.7	2.6	13.8
60	357	147,658,832	66.0	5.465	5.165	745	73	100.0	22.1	77.3	100.0	94.7	0.6	4.7
120	119	40,432,816	18.1	5.619	5.319	736	73	100.0	50.0	55.0	100.0	55.1	0.0	44.9
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Mortgage Insurance	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
CurrLTV <= 80	550	$218,258,680	97.5%	5.484	5.184	743	72	84.4	28.3	71.6	100.0	86.0	0.6	13.3
CurrLTV > 80 and Insured	19	5,525,327	2.5	5.567	5.267	745	91	70.9	52.8	83.8	100.0	76.2	6.6	17.1
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

Servicer	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
GMAC	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4
Total:	569	$223,784,007	100.0%	5.486	5.186	743	72	84.1	28.9	71.9	100.0	85.8	0.8	13.4

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Stats
Count: 322 Current Balance: $126,891,171 Average Current Balance: $394,072 Gross Weighted Average Coupon: 5.553% Net Weighted Average Coupon: 5.253% Weighted Average Expense Rate: 0.300% Weighted Average Expense Rate - after Reset: 0.300% Weighted Average Original Term: 360 Weighted Average Remaining Term: 359 Weighted Average Age: 1 Weighted Average Original Loan-to-Value Ratio: 70.74% Weighted Average Current Loan-to-Value Ratio: 70.71% Weighted Average Margin: 2.319% Weighted Average Lifetime Cap: 5.259% Weighted Average Maximum Interest Rate: 10.812% Weighted Average Months to Next Roll: 83 Weighted Average FICO Score: 741 Max Zip Code Percentage: 3.349%

Product Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
7/1s	280	$106,635,284	85.6%	5.545	5.245	741	70	68.3	33.5	72.4	100.0	97.7	2.3	0.0
7/6s	42	18,255,887	14.4	5.604	5.304	733	73	92.4	26.7	83.3	100.0	0.0	0.0	100.0
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

Group	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
7 YEAR HYBRIDS	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

Principal Balance	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
$50,000.01 to $200,000.00	51	$7,798,171	6.1%	5.777	5.477	736	73	83.4	100.0	79.8	100.0	97.6	0.0	2.4
$200,000.01 to $350,000.00	103	27,759,[illegible]	21.9	5.653	5.353	[illegible]	73	82.6	100.0	72.5	100.0	87.4	0.9	11.7
$350,000.01 to $500,000.00	91	38,530,[illegible]	30.4	5.519	5.219	742	70	63.4	15.0	78.7	100.0	78.0	1.2	20.8
$500,000.01 to $650,000.00	56	32,486,562	25.6	5.513	5.213	743	71	65.9	0.0	67.0	100.0	84.2	3.3	12.5
$650,000.01 to $800,000.00	10	7,151,137	5.6	5.614	5.314	754	73	61.0	0.0	80.5	100.0	79.4	10.6	10.0
$800,000.01 to $950,000.00	4	3,5[illegible]	2.8	5.126	4.826	751	69	51.8	0.0	76.1	100.0	100.0	0.0	0.0
$950,000.01 to $1,100,000.00	5	4,9[illegible],721	3.9	5.375	5.075	772	62	100.0	0.0	80.0	100.0	60.0	0.0	40.0
$1,550,000.01 to $1,700,000.00	1	1,6[illegible]	1.3	5.250	4.950	707	57	100.0	0.0	0.0	100.0	100.0	0.0	0.0
$2,900,000.01 to $3,050,000.00	1	3,0[illegible]	2.4	5.750	5.450	[illegible]	70	100.0	0.0	100.0	100.0	100.0	0.0	0.0
Total:	322	$12[illegible],171	100.0%	5.553	5.253	[illegible]	71	71.8	32.6	74.0	100.0	[illegible]	2.0	[illegible]

Current Rate	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
4.750% to 4.999%	3	$1,791,860	1.4%	4.840	4.540	747	61	27.9	0.0	52.4	100.0	100.0	0.0	0.0
5.000% to 5.249%	20	10,751,560	8.5	5.075	4.775	755	70	49.4	13.8	76.8	100.0	95.7	0.0	4.3
5.250% to 5.499%	79	34,142,017	26.9	5.323	5.023	752	69	60.3	25.9	77.2	100.0	88.0	1.3	10.7
5.500% to 5.749%	87	32,388,048	25.5	5.554	5.254	741	71	74.4	36.1	76.0	100.0	79.4	2.5	18.1
5.750% to 5.999%	105	40,965,289	32.3	5.798	5.498	734	72	83.3	36.5	70.3	100.0	77.3	3.1	19.6
6.000% to 6.249%	14	3,440,300	2.7	6.020	5.720	729	78	98.0	62.4	68.9	100.0	93.5	0.0	6.5
6.250% to 6.499%	12	3,132,[illegible]	2.5	6.295	5.995	703	77	89.1	62.0	74.2	100.0	100.0	0.0	0.0
6.500% to 6.749%	1	200,000	0.2	6.500	6.200	[illegible]	69	100.0	100.0	100.0	100.0	100.0	0.0	0.0
7.000% to 7.249%	1	80,000	0.1	7.125	6.825	[illegible]	80	100.0	100.0	0.0	100.0	100.0	0.0	[illegible]
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

Age	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0 to 4	318	$125,378,345	98.8%	5.554	5.254	742	71	71.8	32.9	74.1	100.0	84.5	1.7	13.8
5 to 9	4	1,512,826	1.2	5.491	5.191	719	69	70.5	7.7	67.0	100.0	7.7	29.5	62.8
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Original Loan-To-Value Ratio	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0.001% to 20.000%	2	$324,000	0.3%	5.693	5.393	761	14	100.0	100.0	0.0	100.0	100.0	0.0	0.0
20.001% to 30.000%	1	195,000	0.2	5.375	5.075	685	28	100.0	100.0	0.0	100.0	100.0	0.0	0.0
30.001% to 40.000%	8	3,250,016	2.6	5.512	5.212	763	34	73.0	22.2	40.0	100.0	69.2	0.0	30.8
40.001% to 50.000%	20	7,490,251	5.9	5.530	5.230	760	47	48.2	38.0	44.6	100.0	93.3	0.0	6.7
50.001% to 60.000%	27	13,928,206	11.0	5.374	5.074	744	56	63.3	9.2	59.6	100.0	89.2	0.0	10.8
60.001% to 70.000%	49	24,749,430	19.5	5.529	5.229	729	67	73.6	19.0	74.5	100.0	91.7	1.8	6.5
70.001% to 75.000%	33	11,782,290	9.3	5.589	5.289	737	73	65.4	44.5	61.3	100.0	90.4	0.0	9.6
75.001% to 80.000%	173	63,279,212	49.9	5.593	5.293	743	80	76.5	38.1	85.2	100.0	76.9	3.3	19.8
80.001% to 85.000%	1	208,000	0.2	5.875	5.575	760	83	100.0	100.0	100.0	100.0	100.0	0.0	0.0
85.001% to 90.000%	3	674,045	0.5	6.087	5.787	741	90	100.0	100.0	23.0	100.0	100.0	0.0	0.0
90.001% to 95.000%	5	1,010,720	0.8	5.601	5.301	749	95	53.4	100.0	100.0	100.0	100.0	0.0	0.0
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

Current Loan-To-Value Ratio	Count	[illegible]	[illegible]	GWAC	NWAC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
0.001% to 20.000%	2	[illegible]	[illegible]	5.693	5.393	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.0	[illegible]
20.001% to 30.000%	1	[illegible]	0.2	5.375	5.075	[illegible]	28	100.0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30.001% to 40.000%	8	[illegible]	2.6	5.512	5.212	[illegible]	34	[illegible]	22.2	[illegible]	[illegible]	[illegible]	0.0	[illegible]
[illegible]	20	[illegible]	[illegible]	5.530	5.230	[illegible]	47	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	27	[illegible]	11.0	5.374	5.074	[illegible]	[illegible]	63.3	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
60.001% to 70.000%	49	[illegible]	19.5	5.529	5.229	[illegible]	67	73.6	[illegible]	[illegible]	100.0	91.7	1.8	6.5
70.001% to 75.000%	33	[illegible]	9.3	5.589	5.289	[illegible]	73	65.4	[illegible]	[illegible]	[illegible]	90.4	0.0	[illegible]
75.001% to 80.000%	173	[illegible]	[illegible]	5.593	5.293	[illegible]	[illegible]	76.5	38.1	[illegible]	[illegible]	[illegible]	3.3	[illegible]
80.001% to 85.000%	1	[illegible]	0.2	5.875	5.575	[illegible]	83	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.0	[illegible]
85.001% to 90.000%	3	[illegible]	0.5	6.087	5.787	[illegible]	[illegible]	100.0	[illegible]	[illegible]	[illegible]	[illegible]	0.0	[illegible]
90.001% to 95.000%	5	[illegible]	[illegible]	[illegible]	5.301	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	322	[illegible]	[illegible]	5.553	5.253	[illegible]	71	71.8	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

FICO Score	Count	[illegible]	Percent	GWAC	NWAC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
620 to 639	2	[illegible]	0.7%	5.755	5.455	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.0
[illegible]	30	[illegible]	[illegible]	5.662	5.362	[illegible]	71	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4.1	[illegible]
[illegible]	34	[illegible]	9.0	[illegible]	[illegible]	[illegible]	73	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	27	[illegible]	8.3	5.559	[illegible]	[illegible]	70	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2.3	[illegible]
[illegible]	102	[illegible]	29.5	5.566	[illegible]	[illegible]	72	71.1	[illegible]	[illegible]	[illegible]	84.2	[illegible]	[illegible]
[illegible]	114	[illegible]	38.3	5.478	5.178	[illegible]	70	67.3	[illegible]	[illegible]	[illegible]	[illegible]	3.5	[illegible]
[illegible]	13	[illegible]	3.6	[illegible]	[illegible]	[illegible]	70	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	322	[illegible]	[illegible]	5.553	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

States	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
AZ	9	$3,348,274	2.6%	5.531	5.231	766	70	73.3	29.5	81.9	100.0	85.1	0.0	14.9
CA	55	25,250,072	19.9	5.522	5.222	738	66	63.2	22.1	54.8	100.0	96.1	2.0	1.8
CO	8	2,763,734	2.2	5.516	5.216	762	76	44.3	40.9	59.7	100.0	100.0	0.0	0.0
CT	2	698,877	0.6	5.411	5.111	769	61	28.6	28.6	100.0	100.0	100.0	0.0	0.0
DC	21	9,075,270	7.2	5.614	5.314	755	70	92.5	27.3	89.0	100.0	41.9	0.0	58.1
FL	11	3,685,499	2.9	5.639	5.339	748	65	62.9	39.9	46.7	100.0	100.0	0.0	0.0
GA	9	3,036,821	2.4	5.500	5.200	742	77	100.0	53.1	71.8	100.0	100.0	0.0	0.0
ID	1	355,000	0.3	5.625	5.325	755	75	100.0	100.0	100.0	100.0	100.0	0.0	0.0
IL	13	6,596,638	5.2	5.475	5.175	752	65	53.1	22.0	52.0	100.0	100.0	0.0	0.0
IN	1	138,000	0.1	5.250	4.950	747	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
KS	1	62,500	0.0	5.375	5.075	791	46	100.0	100.0	100.0	100.0	100.0	0.0	0.0
LA	2	458,400	0.4	5.616	5.316	679	80	46.2	100.0	100.0	100.0	46.2	53.8	0.0
MA	1	189,000	0.1	5.875	5.575	710	60	0.0	100.0	100.0	100.0	100.0	0.0	0.0
MD	32	[illegible]	11.4	5.618	5.318	718	70	91.8	25.1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MI	10	[illegible]	2.2	5.826	5.526	755	78	60.4	[illegible]	80.3	100.0	[illegible]	[illegible]	0.0
MN	4	[illegible]	1.4	5.327	5.027	[illegible]	70	45.8	8.9	[illegible]	100.0	100.0	[illegible]	[illegible]
MO	1	[illegible]	0.4	5.375	5.075	[illegible]	73	100.0	0.0	0.0	[illegible]	[illegible]	[illegible]	[illegible]
MS	1	[illegible]	0.1	6.000	5.700	[illegible]	92	0.0	100.0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MT	1	[illegible]	0.2	5.875	5.575	[illegible]	74	100.0	100.0	[illegible]	100.0	[illegible]	[illegible]	[illegible]
NC	4	[illegible]	1.7	5.205	4.905	767	66	29.6	3.9	[illegible]	[illegible]	[illegible]	0.0	[illegible]
NH	1	[illegible]	0.4	5.750	5.450	722	75	0.0	0.0	[illegible]	100.0	[illegible]	0.0	0.0
NJ	8	2,513,569	2.0	5.747	5.447	719	68	57.1	60.6	[illegible]	100.0	[illegible]	0.0	9.5
NV	9	2,758,771	2.2	5.851	5.551	721	77	100.0	61.8	[illegible]	100.0	100.0	0.0	0.0
NY	3	1,182,916	0.9	5.335	5.035	718	68	62.9	29.1	37.1	100.0	100.0	0.0	0.0
OH	6	[illegible]	1.2	5.505	5.205	730	74	49.3	70.2	[illegible]	100.0	70.2	29.8	0.0
OR	9	[illegible]	2.5	5.497	5.197	755	73	46.7	29.9	[illegible]	100.0	100.0	0.0	0.0
PA	5	[illegible]	1.4	5.540	5.240	[illegible]	80	91.9	33.4	[illegible]	100.0	100.0	0.0	0.0
RI	2	[illegible]	1.0	5.329	5.029	[illegible]	80	0.0	0.0	[illegible]	100.0	100.0	0.0	[illegible]
SC	5	[illegible]	0.9	5.600	5.300	[illegible]	79	68.3	100.0	77.3	100.0	100.0	0.0	0.0
TX	13	5,223,498	4.1	5.470	5.170	722	71	56.8	18.8	87.6	100.0	100.0	0.0	0.0
UT	2	532,720	0.4	5.505	5.205	770	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
VA	60	[illegible]	18.5	5.553	5.253	752	75	87.7	41.3	[illegible]	100.0	57.5	3.2	39.2
WA	10	[illegible]	2.6	5.565	5.265	752	67	61.3	34.1	[illegible]	[illegible]	[illegible]	0.0	[illegible]
WI	2	[illegible]	0.8	[illegible]	[illegible]	[illegible]	77	42.6	0.0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	322	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Index	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
1YR CMT	5	[illegible]	2.0%	[illegible]	[illegible]	[illegible]	78	50.1	9.8	[illegible]	[illegible]	0.0	[illegible]	0.0
1YR LIBOR	275	[illegible]	[illegible]	5.543	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
6MO LIBOR	42	[illegible]	14.4	[illegible]	[illegible]	[illegible]	73	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	322	[illegible]	[illegible]	5.553	5.253	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Margin	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
2.250%	258	[illegible]	80.2%	5.585	[illegible]	[illegible]	71	81.8	33.6	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2.375%	3	[illegible]	0.7	5.703	[illegible]	[illegible]	74	100.0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2.500%	30	[illegible]	12.3	5.308	[illegible]	754	70	0.0	2.1	77.1	[illegible]	[illegible]	[illegible]	[illegible]
2.750%	29	7,955,448	6.3	5.639	5.339	741	74	77.9	71.4	93.8	100.0	68.3	31.7	0.0
3.250%	1	192,000	0.2	5.750	5.450	701	78	100.0	100.0	100.0	100.0	100.0	0.0	0.0
3.500%	1	463,000	0.4	5.000	4.700	699	78	100.0	0.0	0.0	100.0	0.0	0.0	100.0
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

Caps	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
2/2/5	2	$1,197,841	0.9%	5.271	4.971	742	75	0.0	0.0	100.0	100.0	100.0	0.0	0.0
5/1/5	42	18,255,887	14.4	5.604	5.304	744	73	92.4	26.7	83.3	100.0	0.0	0.0	100.0
5/2/5	191	74,245,135	58.5	5.583	5.283	740	70	84.8	39.1	71.2	100.0	98.0	2.0	0.0
5/2/6	2	891,200	0.7	5.711	5.411	717	59	32.8	32.8	100.0	100.0	100.0	0.0	0.0
6/2/5	1	359,600	0.3	5.375	5.075	746	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
6/2/6	84	31,941,508	25.2	5.465	5.165	744	71	33.2	21.2	73.0	100.0	96.8	3.2	0.0
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Max Rate	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
9.500% to 9.999%	1	$500,000	0.4%	4.750	4.450	730	50	100.0	0.0	100.0	100.0	100.0	0.0	0.0
10.000% to 10.499%	68	30,184,047	23.8	5.273	4.973	750	70	79.1	31.1	75.4	100.0	86.3	0.0	13.7
10.500% to 10.999%	149	59,402,297	46.8	5.677	5.377	739	71	85.4	36.5	71.9	100.0	74.0	2.6	23.4
11.000% to 11.499%	49	19,693,458	15.5	5.477	5.177	746	70	34.5	19.6	80.1	100.0	96.6	2.3	1.1
11.500% to 11.999%	46	15,442,848	12.2	5.684	5.384	728	72	49.8	33.4	73.4	100.0	96.4	3.6	0.0
12.000% to 12.499%	9	1,668,520	1.3	6.160	5.860	731	79	87.9	75.3	46.1	100.0	100.0	0.0	0.0
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

Months to Roll	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
75	1	$450,000	0.4%	5.625	5.325	650	55	100.0	0.0	[illegible]	100.0	0.0	0.0	[illegible]
76	1	[illegible]	0.4	5.375	5.075	[illegible]	70	0.0	0.0	[illegible]	100.0	[illegible]	[illegible]	[illegible]
79	2	[illegible]	0.5	5.476	5.176	[illegible]	78	[illegible]	[illegible]	[illegible]	100.0	[illegible]	[illegible]	[illegible]
80	15	[illegible]	4.7	5.465	5.165	[illegible]	71	[illegible]	47.2	[illegible]	[illegible]	[illegible]	4.2	[illegible]
81	29	[illegible]	9.7	5.377	[illegible]	[illegible]	67	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
82	61	[illegible]	[illegible]	5.451	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
83	113	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	72	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
84	100	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	322	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Property Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Condominium	42	[illegible]	10.6%	5.615	5.315	[illegible]	75	73.3	[illegible]	[illegible]	[illegible]	75.2	[illegible]	[illegible]
[illegible]	1	[illegible]	0.3	5.000	4.700	[illegible]	74	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cooperative	5	[illegible]	1.2	5.497	5.197	[illegible]	78	[illegible]	[illegible]	73.7	[illegible]	[illegible]	[illegible]	[illegible]
Multi family	1	[illegible]	0.3	5.750	5.450	[illegible]	61	100.0	100.0	100.0	100.0	100.0	[illegible]	[illegible]
Planned Unit Development	92	[illegible]	31.8	5.577	5.277	[illegible]	72	77.9	28.2	77.7	100.0	80.5	[illegible]	[illegible]
Single Family	178	[illegible]	54.7	5.527	5.227	[illegible]	70	67.2	[illegible]	71.5	100.0	[illegible]	[illegible]	[illegible]
Townhouse	3	[illegible]	1.1	5.713	5.313	752	[illegible]	100.0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	322	[illegible]	[illegible]	[illegible]	5.253	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Occupancy Code	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Primary Residence	322	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	322	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Purpose	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
Cash Out Refinance	92	[illegible]	[illegible]	5.593	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	92.2	[illegible]	[illegible]
Construction Permanent	1	[illegible]	[illegible]	5.250	4.950	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Purchase	160	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Rate/Term Refinance	69	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	322	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Documentation Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
FULL/ALT	242	[illegible]	74.0%	5.545	5.245	742	73	73.3	33.0	100.0	100.0	81.1	2.7	16.2
REDUCED	80	33,030,585	26.0	5.577	5.277	741	64	67.4	31.3	0.0	100.0	90.8	0.0	9.2
Total:	322	[illegible]	100.0%	5.553	[illegible]	[illegible]	71	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Prepayment Penalty Terms	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0	321	$126,428,171	99.6%	5.555	5.255	742	71	71.7	32.7	74.2	100.0	83.9	2.0	14.1
60	1	463,000	0.4	5.000	4.700	699	78	100.0	0.0	0.0	100.0	0.0	0.0	100.0
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

Interest Only Terms	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0	83	$35,823,485	28.2%	5.414	5.114	747	69	0.0	18.1	70.0	100.0	92.6	3.5	3.9
84	211	77,827,786	61.3	5.610	5.310	737	72	100.0	40.6	74.8	100.0	91.2	1.6	7.2
120	28	13,239,900	10.4	5.597	5.297	748	69	100.0	24.2	80.1	100.0	15.0	0.0	85.0
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Mortgage Insurance	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
CurrLTV <= 80	313	$124,998,406	98.5%	5.549	5.249	741	70	71.7	31.5	74.0	100.0	83.4	2.0	14.6
CurrLTV > 80 and Insured	9	1,892,765	1.5	5.804	5.504	747	92	75.1	100.0	72.6	100.0	100.0	0.0	0.0
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

Servicer	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
GMAC	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4
Total:	322	$126,891,171	100.0%	5.553	5.253	741	71	71.8	32.6	74.0	100.0	83.6	2.0	14.4

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Stats

Count: 199
Current Balance: $96,304,220
Average Current Balance: $483,941
Gross Weighted Average Coupon: 5.697%
Net Weighted Average Coupon: 5.397%
Weighted Average Expense Rate: 0.300%
Weighted Average Expense Rate - after Reset: 0.300%
Weighted Average Original Term: 360
Weighted Average Remaining Term: 359
Weighted Average Age: 1
Weighted Average Original Loan-to-Value Ratio: 69.20%
Weighted Average Current Loan-to-Value Ratio: 69.17%
Weighted Average Margin: 2.255%
Weighted Average Lifetime Cap: 5.003%
Weighted Average Maximum Interest Rate: 10.700%
Weighted Average Months to Next Roll: 119
Weighted Average FICO Score: 747
Max Zip Code Percentage: 2.590%

Product Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
10/1s	178	$84,785,670	88.0%	5.706	5.406	745	69	91.6	14.3	77.4	100.0	98.8	1.2	0.0
10/6s	21	11,518,550	12.0	5.628	5.328	759	69	100.0	15.4	93.9	100.0	0.0	0.0	100.0
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

Group	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
10 YEAR HYBRIDS	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

Principal Balance	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
$50,000.01 to $200,000.00	20	[illegible]	3.5%	5.825	5.525	[illegible]	72	100.0	100.0	[illegible]	100.0	90.5	0.0	9.5
$200,000.01 to $350,000.00	35	[illegible]	9.8	5.681	5.381	[illegible]	72	100.0	100.0	[illegible]	100.0	84.7	0.0	15.3
$350,000.01 to $500,000.00	68	[illegible]	30.0	5.690	5.390	[illegible]	72	[illegible]	3.7	[illegible]	100.0	97.1	1.4	1.5
$500,000.01 to $650,000.00	42	[illegible]	25.0	5.697	5.397	[illegible]	71	[illegible]	0.0	75.8	100.0	81.0	2.7	16.3
$650,000.01 to $800,000.00	13	[illegible]	[illegible]	5.669	5.369	[illegible]	[illegible]	[illegible]	0.0	[illegible]	100.0	[illegible]	0.0	[illegible]
$800,000.01 to $950,000.00	8	[illegible]	7.1	5.772	5.472	[illegible]	[illegible]	[illegible]	0.0	100.0	100.0	[illegible]	0.0	[illegible]
$950,000.01 to $1,100,000.00	10	[illegible]	10.3	5.612	5.312	[illegible]	61	[illegible]	0.0	[illegible]	100.0	[illegible]	0.0	[illegible]
$1,100,000.01 to $1,250,000.00	1	[illegible]	1.2	6.000	5.700	[illegible]	[illegible]	[illegible]	0.0	[illegible]	[illegible]	[illegible]	0.0	[illegible]
$1,400,000.01 to $1,550,000.00	2	2,918,2[illegible]	3.0	5.750	5.450	[illegible]	63	[illegible]	0.0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	199	$96,304,220	100.0%	5.697	5.397	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Current Rate	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
5.000% to 5.249%	6	[illegible]	2.0%	5.082	4.782	[illegible]	67	100.0	28.0	100.0	100.0	100.0	0.0	0.0
5.250% to 5.499%	26	[illegible]	14.3	5.340	5.040	[illegible]	68	86.5	8.4	93.2	100.0	96.0	0.0	4.0
5.500% to 5.749%	65	31,241,747	32.4	5.564	5.264	753	68	94.0	14.7	88.3	100.0	77.5	1.3	21.2
5.750% to 5.999%	66	33,138,815	34.4	5.807	5.507	743	70	95.7	15.6	72.8	100.0	86.9	0.0	13.1
6.000% to 6.249%	27	12,113,748	12.6	6.044	5.744	726	71	91.1	13.2	60.4	100.0	94.6	5.4	0.0
6.250% to 6.499%	8	3,889,300	4.0	6.285	5.985	752	73	77.5	16.8	62.8	100.0	100.0	0.0	0.0
6.500% to 6.749%	1	[illegible]	0.2	6.500	6.200	[illegible]	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
Total:	199	$96,304,220	100.0%	5.697	5.397	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Age	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0 to 4	195	$94,999,813	98.6%	5.698	5.398	747	69	92.5	13.8	79.1	100.0	87.1	1.1	11.8
5 to 9	4	1,304,407	1.4	5.627	5.327	736	78	100.0	59.6	100.0	100.0	77.3	0.0	22.7
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Original Loan-To-Value Ratio	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
20.001% to 30.000%	2	$550,000	0.6%	5.716	5.416	811	21	100.0	27.3	100.0	100.0	100.0	0.0	0.0
30.001% to 40.000%	2	1,359,000	1.4	5.453	5.153	751	34	100.0	0.0	100.0	100.0	100.0	0.0	0.0
40.001% to 50.000%	11	6,197,050	6.4	5.528	5.228	768	45	93.0	11.6	84.2	100.0	91.0	0.0	9.0
50.001% to 60.000%	27	13,743,100	14.3	5.682	5.382	755	55	95.3	13.5	67.7	100.0	92.9	0.0	7.1
60.001% to 70.000%	43	24,712,846	25.7	5.760	5.460	735	67	90.8	10.8	79.5	100.0	76.9	1.6	21.5
70.001% to 75.000%	17	8,648,596	9.0	5.649	5.349	754	73	95.1	6.3	75.2	100.0	97.2	0.0	2.8
75.001% to 80.000%	95	40,543,878	42.1	5.710	5.410	746	80	91.8	19.3	82.2	100.0	87.4	1.6	11.0
85.001% to 90.000%	1	409,500	0.4	5.500	5.200	693	90	100.0	0.0	100.0	100.0	100.0	0.0	0.0
90.001% to 95.000%	1	140,250	0.1	5.625	5.325	740	94	100.0	100.0	100.0	100.0	100.0	0.0	0.0
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

Current Loan-To-Value Ratio	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
20.001% to 30.000%	2	$55[illegible]	[illegible]	5.716	5.416	8[illegible]	2[illegible]	10[illegible]	27.3	10[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30.001% to 40.000%	2	1,35[illegible]	1.4	5.453	5.153	75[illegible]	3[illegible]	100.0	0.0	10[illegible]	1[illegible]	10[illegible]	0.0	[illegible]
40.001% to 50.000%	11	6,[illegible]	6.[illegible]	5.528	5.228	7[illegible]	4[illegible]	93.0	11.6	84.2	1[illegible]	9[illegible]	[illegible]	[illegible]
50.001% to 60.000%	27	13,7[illegible]	[illegible]	5.682	5.382	7[illegible]	5[illegible]	95.3	13.5	67.[illegible]	1[illegible]	9[illegible]	[illegible]	7.[illegible]
60.001% to 70.000%	43	24,712,8[illegible]	25.7	5.760	5.460	735	67	90.8	10.8	79.5	10[illegible]	76.[illegible]	1.6	21.5
70.001% to 75.000%	18	9,[illegible]	9.5	5.633	5.333	7[illegible]	74	95.1	6.[illegible]	76.5	10[illegible]	97.[illegible]	0.0	2.7
75.001% to 80.000%	94	40,065,[illegible]	41.6	5.714	5.414	745	80	91.7	19.5	82.0	10[illegible]	87.3	1.6	11.1
85.001% to 90.000%	1	409,500	0.4	5.500	5.200	693	90	100.0	0.0	100.0	100.0	100.0	0.0	0.0
90.001% to 95.000%	1	140,250	0.1	5.625	5.325	740	94	100.0	100.0	100.0	100.0	100.0	0.0	0.0
Total:	199	$9[illegible]	100.0%	5.697	5.397	7[illegible]	69	92.6	[illegible]	7[illegible]	10[illegible]	8[illegible]	1.[illegible]	12.[illegible]

FICO Score	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
620 to 639	1	$35[illegible]	0.4%	5.875	5.575	63[illegible]	80	100.0	100.0	100.0	100.0	10[illegible]	0.0	0.0
6[illegible] to 679	11	3,9[illegible]	4.1	5.759	5.459	6[illegible]	70	89.4	30.5	78.5	100.0	100.0	0.0	0.0
680 to 699	23	10,[illegible]	11.3	5.786	5.486	6[illegible]	73	96.1	9.0	72.[illegible]	10[illegible]	10[illegible]	0.0	0.0
700 to 719	27	12,[illegible]	13.1	5.797	5.497	71[illegible]	70	88.2	19.1	68.[illegible]	1[illegible]	78.[illegible]	8.[illegible]	13.[illegible]
720 to 759	48	23,[illegible]	24.5	5.673	5.373	7[illegible]	69	91.5	12.0	77.5	10[illegible]	82.[illegible]	0.0	18.0
760 to 799	80	41,[illegible]	43.1	5.6[illegible]	5.3[illegible]	7[illegible]	68	9[illegible]	13.[illegible]	8[illegible]	1[illegible]	8[illegible]	[illegible]	1[illegible]
800 to [illegible]	9	3,2[illegible]	3.3	5.725	5.425	8[illegible]	62	86.[illegible]	18.[illegible]	59.[illegible]	10[illegible]	9[illegible]	[illegible]	2.[illegible]
Total:	199	$9[illegible]	10[illegible]	5.697	5.397	[illegible]	69	92.6	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

State	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
AZ	5	$2,[illegible]42	2.2%	5.712	5.412	76[illegible]	71	100.0	15.[illegible]	77.[illegible]	100.0	10[illegible]	[illegible]	[illegible]
CA	46	23,[illegible]	23.[illegible]	5.718	5.4[illegible]	7[illegible]	67	8[illegible]	8.[illegible]	67.[illegible]	10[illegible]	9[illegible]	2.[illegible]	[illegible]
CO	4	1,7[illegible]	1.8	5.[illegible]	5.[illegible]	7[illegible]	67	1[illegible]	13.[illegible]	[illegible]	10[illegible]	[illegible]	[illegible]	[illegible]
DC	9	5,5[illegible]	5.7	5.669	5.3[illegible]	7[illegible]	70	100.0	9[illegible]	9[illegible]	10[illegible]	[illegible]	0.0	36.5
DE	5	1,885,[illegible]	2.0	5.913	5.613	75[illegible]	72	100.0	30.[illegible]	30.[illegible]	100.0	87.[illegible]	0.0	12.8
FL	5	2,547,[illegible]	2.6	5.4[illegible]	5.1[illegible]	74[illegible]	73	100.0	7.[illegible]	74.[illegible]	10[illegible]	1[illegible]	[illegible]	[illegible]
GA	13	5,[illegible]	5.6	5.617	5.317	7[illegible]	68	100.0	3[illegible]	8[illegible]	10[illegible]	9[illegible]	[illegible]	5.[illegible]
HI	1	2[illegible]	0.2	6.[illegible]	[illegible]	7[illegible]	80	10[illegible]	[illegible]	[illegible]	10[illegible]	[illegible]	[illegible]	[illegible]
IL	2	1,0[illegible]	[illegible]	5.[illegible]	5.[illegible]	[illegible]	62	1[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
IN	1	550,[illegible]	0.6	5.750	5.450	80[illegible]	50	100.0	0.0	0.0	10[illegible]	10[illegible]	0.0	0.0
LA	1	18[illegible]	0.2	5.750	5.450	69[illegible]	68	100.0	100.0	100.0	10[illegible]	10[illegible]	0.0	0.0
MD	20	10,5[illegible]	10.9	5.656	5.356	76[illegible]	65	95.5	11.7	83.[illegible]	100.0	74.[illegible]	0.0	25.[illegible]
MI	4	1,825,[illegible]	1.9	5.597	5.297	736	74	77.8	0.0	78.5	100.0	77.8	22.2	0.0
MN	2	792,000	0.8	5.614	5.314	744	80	100.0	18.2	100.0	100.0	100.0	0.0	0.0
MO	1	338,[illegible]	0.4	5.750	5.450	711	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
NC	2	1,18[illegible]	1.2	5.689	5.389	7[illegible]	76	100.0	2[illegible]	10[illegible]	10[illegible]	10[illegible]	0.0	0.0
NV	1	75[illegible]	0.8	5.750	5.4[illegible]	7[illegible]	60	100.0	0.0	0.0	10[illegible]	10[illegible]	0.0	[illegible]
NJ	5	2,536,[illegible]	2.6	5.891	5.591	733	71	48.2	9.[illegible]	100.0	100.0	100.0	0.0	0.0
OH	3	1,318,600	1.4	5.641	5.341	684	70	100.0	11.4	100.0	100.0	100.0	0.0	0.0
SC	1	380,000	0.4	6.000	5.700	813	80	100.0	0.0	100.0	100.0	100.0	0.0	0.0
TN	1	218,000	0.2	5.375	5.075	759	80	100.0	100.0	100.0	100.0	100.0	0.0	0.0
TX	17	7,670,138	8.0	5.791	5.491	751	71	91.5	25.2	90.6	100.0	100.0	0.0	0.0
VA	49	22,512,600	23.4	5.665	5.365	750	74	98.1	13.6	85.9	100.0	72.1	0.0	27.9
WA	1	427,000	0.4	6.000	5.700	717	63	100.0	0.0	0.0	100.0	100.0	0.0	0.0
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

Index	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
1 YR CMT	2	$1,055,400	1.1%	5.856	5.556	716	75	61.6	0.0	100.0	100.0	0.0	100.0	0.0
1 YR LIBOR	176	83,730,270	86.9	5.705	5.405	746	69	92.0	14.5	77.1	100.0	100.0	0.0	0.0
6 MO LIBOR	21	11,518,550	12.0	5.628	5.328	759	69	100.0	15.4	93.9	100.0	0.0	0.0	100.0
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Margin	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
2.250%	197	$95,248,820	98.9%	5.695	5.395	747	69	93.0	14.6	79.1	100.0	87.9	0.0	12.1
2.750%	2	1,055,400	1.1	5.856	5.556	716	75	61.6	0.0	100.0	100.0	0.0	100.0	0.0
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

Caps	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
5/1/5	20	$11,222,650	11.7%	5.625	5.325	760	69	100.0	13.1	93.7	100.0	0.0	0.0	100.0
5/2/5	178	84,785,670	88.0	5.706	5.406	745	69	91.6	14.3	77.4	100.0	98.8	1.2	0.0
6/1/6	1	295,900	0.3	5.750	5.450	744	80	100.0	100.0	100.0	100.0	0.0	0.0	100.0
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	32	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	139	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	35	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	72	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	2	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	80	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total:	199	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	Count	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	1	[illegible]	[illegible]	5.750	5.450	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	3	[illegible]	1.2	[illegible]	[illegible]	[illegible]	77	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	2	[illegible]	0.6	5.598	[illegible]	[illegible]	79	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	8	[illegible]	4.0	5.585	[illegible]	[illegible]	[illegible]	[illegible]	10.7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	10	[illegible]	6.5	5.632	5.332	[illegible]	57	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	87	[illegible]	44.3	5.722	5.422	[illegible]	71	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1.5	6.3
[illegible]	88	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	199	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	Count	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	23	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Purpose	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cash Out Refinance	44	[illegible]	20.4%	5.830	5.530	731	64	91.2	17.5	[illegible]	100.0	80.9	2.1	[illegible]
Purchase	124	[illegible]	62.4	5.679	5.379	753	74	92.1	14.8	[illegible]	100.0	89.3	1.1	9.6
[illegible] Refinance	31	[illegible]	17.2	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	199	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Documentation Type	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
FULL/ALT	158	$76,433,047	79.4%	5.659	5.359	749	69	93.7	15.9	100.0	100.0	84.5	1.4	14.2
REDUCED	41	19,871,173	20.6	5.845	5.545	739	68	88.4	8.6	0.0	100.0	96.5	0.0	3.5
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

Prepayment Penalty Terms	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0	198	$96,008,320	99.7%	5.697	5.397	747	69	92.6	14.2	79.3	100.0	87.2	1.1	11.7
60	1	295,900	0.3	5.750	5.450	744	80	100.0	100.0	100.0	100.0	0.0	0.0	100.0
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Interest Only Terms	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
0	14	$7,109,272	7.4%	5.733	5.433	740	72	0.0	0.0	67.6	100.0	94.3	5.7	0.0
120	185	89,194,948	92.6	5.694	5.394	747	69	100.0	15.6	80.3	100.0	86.4	0.7	12.9
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

Mortgage Insurance	Count	Balance	Percent	GWAC	NWAC	FICO	LTV	%IO	%Conf	%FullDoc	%OO	%1yrLIB	%1yrCMT	%6moLIB
CurrLTV <= 80	197	$95,754,470	99.4%	5.698	5.398	747	69	92.6	14.4	79.2	100.0	86.9	1.1	12.0
CurrLTV > 80 and Insured	2	549,750	0.6	5.532	5.232	705	91	100.0	25.5	100.0	100.0	100.0	0.0	0.0
Total:	199	$96,304,220	100.0%	5.697	5.397	747	69	92.6	14.4	79.4	100.0	86.9	1.1	12.0

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request. This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.